UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD LOOKING INFORMATION

This discussion of our Operational and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate”, “believe”, “expect”, “may”, “intend”, “should”, “plan”, “project”, or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties: Many factors could cause the actual results to be materially different, including, changes in general economic and business conditions, particularly in Europe with the crisis in the Euro zone. Such factors could negatively impact our ability to achieve the goals of our Performance Program by the end of 2013, including exiting unprofitable contracts and markets at a reasonable cost, and generating the expected savings through our cost and headcount reduction measures. A detailed description of such risks and uncertainties is set forth in Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”). The forward-looking statements set forth in this discussion of our Operational and Financial Review and Prospects include, but are not limited to, the forecasts and targets set forth under the heading “Outlook for full year 2012” in our statement that we expect to achieve an operating margin before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) in the second half of 2012 to be better than first half, and that we target a strong positive net cash position at year-end 2012. Such forward-looking statements also include the statements regarding the expected level of restructuring costs in 2012 and 2013 and of capital expenditures in 2012 that can be found under the heading “Liquidity and Capital Resources”, and statements regarding the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments that can be found under the heading “Contractual obligations and off-balance sheet contingent commitments”.

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PRESENTATION OF FINANCIAL INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2012 (the “first half 2012 unaudited interim condensed consolidated financial statements”) and the related notes presented elsewhere in this document. Our first half 2012 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

As of June 30, 2012, all IFRSs that the International Accounting Standard Board (”IASB”) had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of the following International accounting standards and IFRS:

•

IAS 39 “Financial Instruments: Recognition and Measurement” (reissued December 2003), which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements;

•

Amendment to IAS 12 “Deferred Tax: Recovery of Underlying Assets” (issued December 2010). This amendment relates to measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 “Investment Property”. This amendment has no impact on Alcatel-Lucent’s financial statements; and

•	Amendment to IFRS 1 “Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters” (issued December 2010). This amendment has no impact on Alcatel-Lucent’s financial statements.

As a result, our unaudited interim condensed consolidated financial statements for the periods presented in this document in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. References to “IFRS” in this Form 6-K refer to IFRS as adopted by the European Union.

CHANGES IN ACCOUNTING STANDARDS AS OF JANUARY 1, 2012

New financial reporting standards and interpretations that the Group applies but which are not yet mandatory

As of June 30, 2012 we had not applied any new International Financial Reporting Standards and Interpretations as issued by the IASB and that the European Union had published and adopted but which were not yet mandatory, except for amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” (issued June 2011). The Group decided to apply these amendments early with effect as of the consolidated financial statements at December 31, 2011.

Published IASB financial reporting standards, amendments and interpretations applicable to the Group, that the EU has endorsed, that are mandatory in the EU as of January 1, 2012, and that the Group has adopted

•	Amendments to IFRS 7 “Disclosures – Transfers of Financial Assets” (issued October 2010).

This new IFRS requirements had no material impact on our first half 2012 unaudited interim condensed consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Our Operating and Financial Review and Prospects is based on our first half 2012 unaudited interim consolidated financial statements, which are prepared in accordance with IFRS as described in note 1 of our first half 2012 unaudited interim condensed financial statements and more fully in note 1 to our 2011 audited consolidated financial statements included in the 2011 20-F (the “2011 audited consolidated financial statements”). Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

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We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	June 30, 2012	December 31, 2011
Valuation allowance for inventories and work in progress on construction contracts	(480)	(455)

	Six months ended June 30, 2012	Year ended December 31, 2011
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(79)	(169)

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected present value of the future receipts is below the carrying value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results.

(In millions of euros)	June 30, 2012	December 31, 2011
Accumulated impairment losses on customer receivables	(125)	(123)

	Six months ended June 30, 2012	Year ended December 31, 2011
Impact of impairment losses in income (loss) before income tax and discontinued operations	(3)	3

c/ Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

(In millions of euros)	June 30, 2012	December 31, 2011
Capitalized development costs, net	559	560

The criteria for capitalizing development costs are set out in Note 1f to our 2011 audited consolidated financial statements. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.

An impairment loss of € 11 million for capitalized development costs was accounted for in 2011. No impairment loss was accounted for during the six months ended June 30, 2012.

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Other intangible assets and Goodwill

(In millions of euros)	June 30, 2012	December 31, 2011
Goodwill, net	4,457	4,389
Intangible assets, net (1)	1,663	1,774
Total	6,120	6,163

(1)	Including capitalized development costs.

Goodwill amounting to € 8,051 million and intangible assets amounting to € 4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk-adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired). The remaining outstanding amounts as of June 30, 2012 are € 2,343 million of goodwill and € 968 million of intangible assets.

No impairment loss on goodwill was accounted for during the first six months of 2012, the first six months of 2011 or the year 2011.

The carrying value of each group of cash generating units (which we consider to be each Product Division (PD)) is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each PD is calculated using a five-year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each PD is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

•	five-year discounted cash flow analysis plus a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

•

five-year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization - “EBITDA”) to measure discounted residual value.

In the second quarter of 2011, the recoverable values of the groups of cash generating units that include our goodwill and intangible assets, as determined for the annual impairment tests performed by the Group, were based on key assumptions which could have a significant impact on the consolidated financial statements. Some of these key assumptions were:

•	discount rate;

•	a faster growth of our Group than our addressable market in 2011; and

•	a significant increase in profitability in 2011 with a segment consolidated operating income above 5% of 2011 revenues.

Following the revised 2011 outlook published in October 2011 and the increase of the discount rate from 10.0% to 11.0% between the date of the 2011 annual impairment test of goodwill and the end of the year, it was decided to perform an additional impairment test as at December 31, 2011.

The recoverable values of the groups of cash generating units that include our goodwill and intangible assets, as determined for the additional impairment test performed by the Group in the fourth quarter of 2011, were based on key assumptions which could have a significant impact on the consolidated financial statements. Some of those key assumptions were:

•	discount rate; and

•	acceleration of the overall actions taken to reduce the cost structure with contemplated additional savings.

The discount rate used for the additional impairment test performed in the fourth quarter of 2011 was the Group’s weighted average cost of capital (“WACC”) of 11% and the discount rate for the annual 2011 impairment test was also based on the Group’s WACC, which was 10% as of June 30, 2011. The discount rates used for both the annual and additional impairment tests are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

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Following the additional impairment test of goodwill performed in the fourth quarter of 2011, our management decided to change the date of the annual impairment test of goodwill and to perform it, from January 1, 2012 onwards, in the fourth quarter of each year instead of in the second quarter.

IAS 36 § 96 stipulates that “the annual impairment test for cash-generating units to which goodwill has been allocated may be performed at any time during an annual period, provided the test is performed at the same date every year”. As we performed an additional impairment test in the fourth quarter of 2011 and as the figures of the budget for the next year are not known in the second quarter but are only determined in the fourth quarter, we considered it would be more efficient and relevant in the future to perform the annual impairment test in the fourth quarter instead of in the second quarter.

As indicated in note 1g of our 2011 audited consolidated financial statements, in addition to the annual goodwill impairment tests that occur each year, impairment tests are carried out as soon as we have indications of a potential reduction in the value of our goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the net assets concerned. Changes in the market conditions, or in the cash flows initially estimated, can therefore lead to a review and a change in the impairment losses previously recorded.

Due to the continuous change in the economic environment, the volatile behaviour of the financial markets and the deterioration in our adjusted operating income as compared to our budget, which led to the profit warning issued by Alcatel-Lucent on July 17, 2012, the Group assessed whether, as of June 30, 2012, there was any indication that any PD goodwill may be impaired as of June 30, 2012.

For one of our PDs (Wireline Networks), the recoverable value of its net assets slightly exceeded their carrying value as of December 31, 2011. In the context of identifying the existence of potential triggering events in the second quarter of 2012 that would justify performing an additional impairment test, we re-examined the assumptions that were made in arriving at the recoverable value of this PD as of December 31, 2011. We concluded that those assumptions were still valid, that the trends observed recently were showing some improvements and that the recoverable value of the PD’s net assets should still be higher than their carrying value as of June 30, 2012 compared to December 31, 2011. Accordingly, we performed no additional impairment test for this PD in the second quarter of 2012.

The Group also concluded that no triggering events arose in respect of all the other PDs that would justify performing an additional impairment test as of June 30, 2012, with the exception of four divisions: the Wireless, Optics, Managed & Outsourcing Solutions and Network Build and Implementation (NBI). The assumptions that had been made in arriving at the recoverable values of these four divisions at December 31, 2011 changed between December 31, 2011 and June 30, 2012, explaining the profit warning issued on July 17, 2012. These changes in assumptions were analyzed as triggering events. Selective additional impairment tests were therefore performed (refer to note 12 of our first half 2012 unaudited interim condensed consolidated financial statements), which demonstrated that, although the recoverable values of the four divisions had decreased, they still exceeded the corresponding net asset carrying values. Accordingly, no impairment loss was identified in accordance with IAS 36 requirements. The discount rate used for these selective additional impairment tests was unchanged at 11% compared to the additional impairment test performed during the fourth quarter of 2011.

However, for the Optics PD, as disclosed in such note 12, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2012 was slightly positive and the recoverable value was based upon a value in use of € 1,527 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value (i.e. value in use) of this PD could therefore cause the Group to account for an impairment charge in the future. The carrying value of the net assets of this PD as of June 30, 2012 was € 1,511 million, including goodwill of € 1,165 million.

The key assumptions used to determine the value in use of this PD were the following:

•	Discount rate of 11%;

•	Perpetual growth rate of 1.5%; and

•	Significant development of the Wavelength-Division Multiplexing (WDM) market in the next five years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2012 recoverable value of this PD by € 87 million, leading to a goodwill impairment loss of € 71 million.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2012 recoverable value of this PD by € 45 million, leading to a goodwill impairment loss of €29 million.

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Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the June 30, 2012 recoverable value of this PD by € 180 million, leading to a goodwill impairment loss of € 164 million.

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. No impairment loss on property, plant and equipment was accounted for in 2011 or in the six month period ended June 30, 2012.

e/ Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on Alcatel-Lucent products, (ii) expected losses at completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

(In millions of euros) Product sales reserves	June 30, 2012	December 31, 2011
Related to construction contracts	89	98
Related to other contracts	432	439
Total	521	537

For more information on the impact on the 2011 net result of the change of these provisions, refer to note 28 to our 2011 audited consolidated financial statements. For more information on the impact of the change of these provisions on the net result of the six months ended June 30, 2012, refer to note 15 of our first half 2012 unaudited interim condensed consolidated financial statements.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	June 30, 2012	December 31, 2011
Related to the disposal of the Genesys business (1)	-	363	(1)
Related to the United States	1,387	1,294	(2)
Related to other tax jurisdictions	272	297	(2)
Total	1,659	1,954

(1)

Represents estimated deferred tax assets relating to tax losses carried forward as of December 31, 2011 that will be used to offset the taxable capital gains on the disposal of the Genesys business in 2012. The impact of recognizing these deferred tax assets in 2011 was recorded in the income statement in the “Income (loss) from discontinued operations” line item for an amount of € 338 million (U.S.$ 470 million). The amount of deferred tax assets accounted for as of December 31, 2011 is based on an estimated allocation of the selling price, which could differ in some respects from the definitive allocation. This could have an impact on the Group’s tax losses carried forward. These estimated deferred tax assets were expensed in 2012 (with a negative impact in “Income (loss) from discontinued operations” of € 363 million or U.S.$ 470 million) when the corresponding capital gains were recorded.

(2)

Following the performance of the 2011 goodwill impairment tests performed in the second and fourth quarters of 2011, a reassessment of deferred taxes, updated as of December 31, 2011, resulted in increasing the deferred tax assets recorded in the United States and reducing those recognized in France compared to the situation as of December 31, 2010.

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The evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in note 1l of our audited 2011 consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecasted that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on Alcatel-Lucent’s statement of financial position and net income (loss).

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of June 30, 2012 are € 469 million (€ 586 million as of June 30, 2011 and € 591 million as of December 31, 2011).

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in the combined company’s financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement.

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Alcatel-Lucent’s results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on Alcatel-Lucent’s results or equity attributable to equity owners of the parent.

Weighted average rates used to determine the pension and post-retirement expense	Six months ended June 30, 2012	Six months ended June 30, 2011	2011
Weighted average expected rates of return on pension and post-retirement plan assets	6.10%	6.47%	6.42%
Weighted average discount rates used to determine the pension and post-retirement expense	3.92%	4.92%	4.85%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a € 264 million increase in pre-tax income during the first six months of 2012 (€ 225 million increase in pre-tax income during the first six months of 2011 and € 429 million increase in pre-tax income during 2011 - see note 17 of our first half 2012 unaudited interim condensed consolidated financial statements). Included in the € 429 million increase in 2011 was € 67 million booked as a result of the changes to the management retiree pension plan and to the management retiree healthcare benefit plans, as described in such note 17.

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Discount rates

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for Alcatel-Lucent’s non U.S. plans are determined based on Bloomberg AA Corporate yields.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2011 net pension and post-retirement result by approximately € (63) million and € 67 million, respectively.

Expected return on plan assets

Expected return on plan assets for Alcatel-Lucent’s U.S. plans is determined based on recommendations from our external investment advisor and our own historical returns experience. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. Although these assumptions are reviewed each year, we do not update them for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The 2012 second quarter expected return on plan assets (accounted for in “other financial income (loss)”) for Alcatel-Lucent’s U.S. plans is based on March 31, 2012 plan asset fair values. However, the expected return on plan assets for Alcatel-Lucent’s non U.S. plans is based on the fair values of plan assets at December 31, 2011 for each quarter of 2012.

Holding all other assumptions constant, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2011 net pension and post-retirement result by approximately € 133 million.

For its U.S. plans, Alcatel-Lucent recognized a U.S. $ 6 million (€ 5 million) decrease in the net pension credit during the second quarter of 2012, which is accounted for in “other financial income (loss)”. This decrease corresponds to a decrease in the expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the change of the expected rate of return and a higher interest cost due to an increase in discount rates. On Alcatel-Lucent’s U.S. plans, Alcatel-Lucent expects a U.S. $ 40 million increase in the net pension credit to be accounted for in “other financial income (loss)” between the second and third quarters of 2012. Alcatel-Lucent does not anticipate a material impact outside its U.S. plans.

Healthcare inflation trends

Regarding healthcare inflation trend rates for Alcatel-Lucent’s U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of Alcatel-Lucent’s U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

Participation assumptions

Alcatel-Lucent’s U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

As there are less and less experience data because of smaller employee pools to develop our own experience mortality assumptions, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$ 128 million positive effect on the benefit obligation of the Management Pension Plan and a U.S.$ 563 million negative effect on the benefit obligation of the U.S. Occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

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Plan assets investment

Pursuant to a decision of our Board of Directors at its meeting on July 29, 2009, the following modifications were made to the asset allocation of Alcatel-Lucent’s pension funds: the investments in equity securities were to be reduced from 22.5% to 15% and the investments in bonds were to be increased from 62.5% to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) remained unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities. The impact of these changes was reflected in our expected return assumptions for year 2010.

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s Management plan: the portion of funds invested in public equity securities was reduced from 20% to 10%, the portion invested in fixed income securities was increased from 60% to 70 % and the portion invested in alternatives remains unchanged. These changes are expected to reduce the volatility of the funded status and reduce the expected return on plan assets by 50 basis points, with a corresponding negative impact in our pension credit in the second half of 2011. No change was made in the allocation concerning our Group’s occupational plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the June 30, 2012 actual fair values of private equity, venture capital, real estate and absolute return investments were 10% lower than the ones used for accounting purposes as of June 30, 2012, and since the Management Pension Plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately € 265 million.

2010 U.S. Health Care Legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law; and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under this legislation, the subsidy paid to Alcatel-Lucent by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a € 76 million charge to the consolidated income statement and a € 6 million profit to the consolidated statement of comprehensive income for the year ended December 31, 2010 (refer to Note 9a of the 2011 audited consolidated financial statements). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we offer to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of € 6 million recognized in the consolidated statement of comprehensive income as an actuarial loss for the year ended December 31, 2010. One additional provision of the new health care law pertaining to the excise tax on high-cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by the actuary to assess the impact working with the very limited guidance available. Under the various considerations necessary due to the uncertainty associated with the appropriate methodology to be utilized, the impact was shown to be immaterial. As additional regulatory guidance is issued, this initial assessment will be revisited.

Asset ceiling

According to IAS 19, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and prior service costs, (ii) the present value of any available refunds from the plan and (iii) any reduction in future contributions to the plan. Alcatel-Lucent has used and intends to use in the future eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, which use is considered as a refund from the pension plan when setting the asset ceiling.

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The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For formerly union-represented retirees, we expect to fund our current retiree healthcare obligation with Section 420 Transfers from the U.S. Occupational pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits. We selected one among numerous methods available for valuing plan assets and obligations for funding purposes and for determining the amount of excess assets available for Section 420 Transfers. Also, asset values for private equity, real estate, and certain alternative investments, and the obligation based on January 1, 2012 census data will not be final until late in the third quarter of 2012. Prior to the Pension Protection Act of 2006 (the “PPA”), Section 420 of the U.S. Internal Revenue Code allowed for a Section 420 Transfer in excess of 125% of a pension plan’s funding obligation to be used to fund the healthcare costs of that plan’s retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% of the retiree population, during the five-year period.

The PPA, as amended by the U.S. Troop readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collective bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes, we estimated that as of December 31, 2011, the excess of assets above 120% of the plan obligations was U.S. $ 2.3 billion (€ 1.7 billion), and the excess above 125% of plan obligations was U.S. $ 1.8 billion (€ 1.4 billion).

The PPA, as amended by the Moving Ahead for Progress in the 21st Century Act of 2012, Part II, extends the period during which employers may make transfers of “excess pension assets” to fund retiree health benefits and expands the types of transfers that can be made to include transfers for post-retirement life insurance. We intend to amend the U.S. Occupational pension plan to reflect the law’s extension for making transfers and also to provide for transfers for retiree life insurance. Such amendment, expected to be made during the third quarter of 2012, continues a source of funding for healthcare benefits currently provided to the U.S. occupational retirees who participate in the pension plan and will now also make available an additional funding source for such participants’ retiree life insurance. The amendment will also allow the Company, via a reduction in the asset ceiling effect, to recognize on its statement of financial position additional pension assets of approximately U.S. $ 600 million (€ 477 million) that will be available to pay this retiree life insurance liability. However, deterioration in the funded status of the U.S. Occupational pension plan could negatively impact our ability to make future Section 420 Transfers.

h/ Revenue recognition

As indicated in note 1m of our 2011 audited consolidated financial statements, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on future net income (loss).

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies.

Contracts that are multiple element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, and product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in note 1m of our consolidated financial statements are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

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For multiple element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18, in which case the Group requires vendor specific objective evidence (VSOE) of fair value to separate the multiple software elements. If VSOE of fair value is not available, revenue is deferred until the final element in the arrangement is delivered or revenue is recognized over the period that services are being performed if services are the last undelivered element. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the net income (loss) could be significant.

It can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see subsection b above).

i/ Purchase price allocation of a business combination

In a business combination, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the assistance of outside valuation specialists. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

As prescribed by IFRS 3 (revised), if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date.

Once the initial accounting of a business combination is complete, only errors may be corrected.

j/ Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in note 14 of our first half 2012 unaudited interim condensed consolidated financial statements. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in note 1q of our 2011 audited consolidated financial statements. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or loss in the net income (loss).

As described in notes 8, 14 and 16 of our first half 2012 unaudited interim condensed consolidated financial statements, such a change in estimates occurred during the second quarter of 2012 regarding Lucent’s 2.875% Series B convertible debentures. Similar changes in estimates could occur later on for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in note 1q of our 2011 audited consolidated financial statements, has been recorded in “other financial income (loss)” as a result of a change in the Group’s estimate of redemption triggers for an amount of U.S.$ (229) million or € (176.5) million for the six-month period ended June 30, 2012.

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Regarding Lucent’s 2.875% Series B convertible debenture, if all or part of the bond holders do not ask for redemption at the June 15, 2013 optional redemption date, the estimated cash flows related to the remaining debt will then be revised accordingly, if new estimates are considered as reliable, with a corresponding potential positive impact on the financial result. The initial accounting treatment could then be resumed.

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1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.1 OVERVIEW OF THE FIRST HALF OF 2012

The state of the global economy continued to impact the market for telecommunications equipment and related services in the first half of 2012, as trends from 2011 continued into this year. Overall macroeconomic uncertainty and sovereign debt issues in southern European countries continued to weigh heavily on global financial markets, as new bailout plans for such countries are put in place. The United States experienced sluggish economic growth as it continued to focus on concerns about Europe, while China and emerging countries showed more limited signs of a negative impact in the first half of 2012.

In addition to economic trends, industry trends also played a significant role in shaping the spending for telecommunications equipment and related services in the first half of 2012. The most important of these trends have been dominating this market for some time. They include:

•

Surging growth in data traffic volumes, especially mobile broadband data traffic volumes, driven by increased smartphone and tablet penetration and video use. Although this trend has been especially pronounced in the United States, there are increasing signs that it is spreading elsewhere. While the growth in mobile traffic volumes has driven spending for wireless equipment, it has also driven spending for fixed access equipment that also carries that traffic – over mobile backhaul, packet core and optical networks, for example.

•

An increased focus by service providers on how to “monetize” their increasing investment in new capacity, essentially by cutting operating and capital expenses and facilitating the development and offer of new profitable services.

•

The transformation of service provider networks into a converged, multi-service all-IP architecture. This trend is driven by cost concerns and also by the fact that an all-IP architecture is better suited to handle the ongoing shift in the nature of network traffic – from voice-centric to increasingly video-centric traffic. One aspect of the transition to an all-IP architecture is the shift in carrier investment spending from legacy technologies to IP.

This combination of economic, industry and regional trends drove cautious overall spending in the market for telecommunications equipment and related services in the first half of 2012. These trends were also a key driver of how our own business performed in the first half of 2012:

•

Service providers continued to view IP as a major area of investment in the first half of 2012, as evidenced by our 19.7% growth in revenues in our IP business compared to the first half of 2011. Growth in the market for IP/MPLS service routers continued to be driven by service provider spending to enhance their ability to deliver IP-based business and consumer services, and more recently, by their spending for IP mobile backhaul. We witnessed double-digit growth across all regions, with particular strength in Asia Pacific and the Americas.

•

Our Wireless business declined 24.2% in the first half of 2012, compared to the first half of 2011, which was a period of strong investment, particularly in the United States. The decline was mainly driven by weakness in both 2G and 3G technologies, primarily CDMA in the United States and GSM in China. Traction continued in 4G LTE as spending on the first large-scale deployments, primarily in the Americas, helped to partially offset first-half declines in our Wireless business.

•

Both our terrestrial and submarine businesses contributed to the 20.6% decrease in our Optics business in the first half of 2012 compared to the first half of 2011. Within terrestrial, spending for legacy SONET/SDH equipment remained in secular decline, while our WDM business showed mixed trends in the first half of 2012 with weakness in the Asia Pacific and Americas regions tempered by some resilience in the EMEA region. Our submarine business declined at a double-digit rate in the first half of 2012, compared to a strong year-ago period, due mainly to less new builds and upgrades than in the first half of 2011.

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•

Our Wireline business, which consists largely of fixed broadband access equipment along with our legacy switching business, declined 5.1% in the first half of 2012 from the year-ago period. Our fiber-based access equipment sales more than doubled compared to the year-ago period, driven by strong interest across all regions, particularly China, but this increase was offset by continued declines in our legacy businesses.

•

Software, Services and Solutions (S3) declined 1.2% in the first half of 2012 over the year-ago period, as slight growth in our Services business, which represented 90% of total S3 revenues in the first half of 2012, was more than offset by double-digit declines in Network Applications, which represented 10% of total S3 revenues in the first half of 2012. Within Services, our Managed & Outsourcing Solutions and Maintenance businesses both grew in the first half of the year, while Professional Services was relatively flat and our Network Build and Implementation (NBI) business declined. The decline in our Network Applications business in the first half of 2012 was mainly attributable to the termination of a resale activity in the fourth quarter of 2011. We saw continued traction in our Customer Experience Solution business, formerly Motive, which grew at a high-single-digit rate, but this growth was offset by declines in Messaging and Subscriber Data Management.

•

We witnessed conflicting trends in our Enterprise business, as revenues declined 5.1% in the first half of 2012 compared to first half 2011, driven by weakness in our voice telephony business, partially offset by our relatively flat data networking business.

In order to respond to needs reflected by the industry trends prevailing in the last few years, in 2009 we launched our strategic vision, that we call “Application Enablement,” to improve the Internet or “web” experience of service providers, enterprises and end-users while improving our customers’ return on their investments. To do that, we are working to provide consumers and business users with a rich and more trusted web experience by combining the speed and creative innovation of the web, the unique capabilities of our customers’ networks - such as quality, security, reliability, billing, privacy, user context (location)-, and the trusted relationship our customers have with their subscribers.

As of January 1, 2009, in order to advance our Application Enablement vision we adopted a new strategic plan built around our High Leverage Network™ (“HLN”), which provides the technological foundation needed to help service providers improve the Internet experience for business and consumer customers, providing a platform for the profitable delivery of new revenue-generating services. HLN also allows service providers the agility to develop applications faster, scale to meet the demands of transporting rapidly growing video and mobile traffic and reduce overall operating costs.

In the last three years, since we first introduced HLN, the world has further evolved dramatically, especially in terms of the pervasive use of smartphones and tablets and the correlative requirement of constant connectivity to the Cloud. Taking into account this evolution, we have further focused our HLN strategy to enhance our ability to help our customers be a key enabler of the new digital experiences.

In support of our High Leverage Network™ strategy, we developed a number of innovations to help align our portfolio with the trends in the market, including lightRadio™(completely revisiting how wireless access networks are thought about in order to sustain the massive mobile data growth mentioned above), and the world's most powerful core Internet router, based on our FP3 400 Gbps network processor unit.

The transformation set in motion by our Application Enablement vision included a change in the composition of our spending on research and development, as we accelerate the shift in our investments from mature technologies that previously generated significant revenue for us toward certain next-generation technologies.

We therefore invested, and today we continue to invest, significantly in core HLN technologies such as IP, new generation Optics, lightRadio/LTE, Fiber access and IMS. This portion of the portfolio supports a significant portion of our current revenues and is still in the growth phase of its products’ life cycle. As such, it also concentrates a significant portion of our R&D investment.

We are also expanding and realigning this HLN portfolio into new areas by investing in R&D on selective network applications that are important for the future evolution of the network, such as carrier Cloud, and customer experience management. As these areas are new, they do not yet represent a significant portion of our current revenues. In absolute terms the investment is lower than in the core portfolio, but significant as a percent of revenues given the current early stage in these products’ life cycle.

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In addition, we are managing the transition of investments away from mature technologies as certain of our products, such as legacy optical networks (SDH/Sonet), legacy ATM switching, 2G networks and ADSL copper access, reach maturity and generate flat or declining revenues. These products are well developed and require minimal R&D investment to support the current installed base and our customers.

Sales of HLN products accounted for 54% of Network sales for the first half of 2012 compared to 39% in the first half of 2011.

To accelerate our strategic plan, on July 26, 2012, we launched The Performance Program to take aggressive action in aligning our business to market trends. The plan is structured around a cost reduction target of € 1.25 billion by the end of 2013 (when taking into account our previously announced targeted fixed and variable costs savings of € 500 million in 2012) through a number of initiatives, including (i) an additional global headcount reduction of around 5,000 people to align our cost structure with our scale through a simplified organization; (ii) a review of our Managed Services contracts (with associated headcount reductions), where we will focus on higher value-added contracts and exit or restructure unprofitable businesses; (iii) a review of our global operations, where we will exit or restructure unprofitable markets and adapt our go-to-market strategy in specific countries; and (iv) the broaden of our monetization strategy of our patent portfolio and the creation of a dedicated profit center within our Group. We believe this plan will allow us to improve our agility in the marketplace while remaining fully committed to both our customers and continuing to deliver world-class innovation.

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1.2 HIGHLIGHTS OF RECENT EVENTS

Change in credit ratings outlook. On August 3, 2012, Moody's changed the previously Stable outlook on Alcatel-Lucent and Alcatel-Lucent USA Inc. ratings to Negative.

Financial Outlook Revision and Launch of The Performance Program. On July 17, 2012, we announced that, based on the analysis of second quarter preliminary financial results, we expected the adjusted operating income for that period to be a loss of around €40 million, with revenues above €3.5 billion. We further stated that looking ahead and based on the current order book, we expect the second half of 2012 to be better than the first half, but that in light of year-to-date performance and the difficult macro-economic environment, we will not be able to achieve our previously announced adjusted operating margin guidance for the full-year 2012. On July 26, we provided further details on our business performance and full-year guidance, and launched The Performance Program, with which we expect to achieve additional € 750 billion in cost reductions, bringing total savings to € 1.25 billion by the end of 2013, with additional global headcount reductions of around 5,000. See Section 1.1, “Overview of the First Half of 2012,” and Section 1.10, “Outlook for the Full Year 2012,” for such details and guidance, respectively.

1.3 HIGHLIGHTS OF TRANSACTIONS DURING THE SIX MONTHS ENDED JUNE 30, 2012

DISPOSITIONS

Disposal of Genesys. On February 1, 2012, we concluded the sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm), for cash proceeds of U.S.$ 1.5 billion, pursuant to a binding offer that we had received on October 19, 2011.

OTHER MATTERS

2011 dividend. Our Board has determined that it is not prudent to pay a dividend on our ordinary shares and ADSs based on 2011 results. This proposal was approved at our Annual Shareholders’ Meeting on June 8, 2012.

Repurchases of convertible bonds. In February 2012, we repurchased and cancelled a portion of the outstanding Alcatel-Lucent USA Inc. 2.875% Series B convertible bonds due June 2025 for U.S.$ 110 million in cash, excluding accrued interest, corresponding to a nominal value of U.S.$ 116 million. This represents 13% of the total U.S.$881 million nominal value of such bonds outstanding at December 31, 2011.

Repayment of notes issued in 2010. In February 2012, we repaid the notes that we had issued in July 2010 with maturity in February 2011 (then extended to February 2012) and in October 2010 with maturity in February 2012, for an aggregate €50 million in nominal value. In May 2012, we repaid the notes that we had issued in July 2010 with maturity in May 2011 (then extended to May 2012) for an aggregate €50 million in nominal value.

Change in credit ratings. On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B1 to B2 and changed the previously Negative outlook on Alcatel-Lucent ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the two convertibles bonds of Alcatel-Lucent USA Inc., which are guaranteed on a subordinated basis by Alcatel-Lucent, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family Rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc., which are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, the ratings for the legacy bonds issued by Alcatel-Lucent USA Inc. and Lucent Technologies Capital Trust Inc., which are not guaranteed by us, were withdrawn. The Negative outlooks were affirmed.

Agreement with RPX concerning our patents. On February 9, 2012 we entered into an agreement with RPX Corporation (“RPX”), a company active in the patent risk solutions business, pursuant to which, for a finite period, RPX will offer access to our worldwide patent portfolio (which includes more than 29,000 issued patents) through non-exclusive patent licenses to be entered into between members of the RPX client network and Alcatel-Lucent. License fees will vary depending upon company size, portfolio applicability, technology areas and other relevant factors.

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1.4 HIGHLIGHTS OF TRANSACTIONS DURING 2011

New business group. On July 20, 2011, we announced the formation of a new business group, the Software, Services & Solutions group, which combines the Networks Applications division of our former Applications segment with the four divisions – Network & Systems Integration, Managed & Outsourcing Solutions, Multivendor Maintenance, and Product Attached Services – of our former Services segment which were in place within our business organization at June 30, 2011.

Changes in credit ratings. On November 10, 2011, Moody’s affirmed the Corporate Family Rating of Alcatel-Lucent at B1 and changed the outlook from Stable to Negative. Concurrently, Moody’s downgraded the ratings of the senior debt of Alcatel-Lucent and Alcatel-Lucent USA Inc. to B2 from B1. The ratings for the trust preferred securities of Lucent Technologies Capital Trust I were affirmed at B3.

On May 18, 2011, Moody’s changed the outlook of its Corporate Family Rating of Alcatel-Lucent as well as of its ratings of Alcatel Lucent USA Inc. and of the Lucent Technologies Capital Trust I, from Negative to Stable. The B1 Long Term rating was affirmed.

On April 12, 2011, Standard & Poor’s revised its outlook on Alcatel-Lucent and on Alcatel-Lucent USA, Inc. from Negative to Stable. The B ratings were affirmed.

Extension and repayment of notes issued in 2010. Regarding the notes we issued in October 2010 and July 2010 for an aggregate of €200 million in nominal value, the maturity dates of the notes due in February 2011 for a nominal amount of €25 million and for notes due in May 2011 for a nominal amount of €50 million were extended until February 2012 for a nominal amount of €25 million and until May 2012 for a nominal amount of €50 million. The notes due in August and November 2011 for a nominal amount of €100 million were not extended and were repaid. After the extensions and after the repayments, the new maturity dates became February 2012 for a nominal amount of €50 million and May 2012 for a nominal amount of €50 million.

Repayment of convertible bonds. On January 3, 2011 we repaid our 4.75% convertible/exchangeable bonds (which we refer to as OCEANE) issued in June 2003 and due January 2011 that remained outstanding at that date, for their nominal value of €818 million.

Developments in Microsoft case. This matter initiated in 2003 (along with a number of other patent infringement matters involving Microsoft as well as other parties and long since settled) resulted in a District Court finding that Microsoft’s Outlook, Money and Windows Mobile products infringed the Day patent owned by us. This decision was followed by numerous appeals. The last jury award, in 2011, amounted to US$ 70 million in damages. In November 2011, the judge lowered the award to US$ 26.3 million. This judgment was appealed by Alcatel-Lucent. On December 29, 2011, we and Microsoft settled this dispute and dismissed the Day Patent litigation.

FCPA investigations. In December 2010 we entered into final settlement agreements with the SEC and the DOJ with regards to alleged violations of the Foreign Corrupt Practices Act (FCPA) in several countries, including but not limited to Costa Rica, Taiwan, and Kenya. Both agreements were approved in 2011 by the U.S. Federal Court, which resulted during that year in the payment of U.S.$45.4 million in disgorgement of profits and prejudgment interest to the SEC, the payment, for an amount of U.S.$25 million, of the first of the three installments of the criminal fine of U.S.$92 million imposed on us by the DOJ and our appointment of a French anticorruption compliance monitor for three years. In addition, three of our subsidiaries — Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica — each pleaded guilty to conspiracy to violate the FCPA’ s antibribery, books and records and internal accounting controls provisions.

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1.5 CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2012 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2011

The following discussion takes into account our results of operations for the six months ended June 30, 2012 and June 30, 2011, on the following basis:

•	The first half of 2011 results have been re-presented to exclude the Genesys business that was sold to Permira on February 1, 2012.

•

The results for both years are presented according to the organization structure that became effective July 20, 2011. The 2011 organization includes three business segments: Networks, S3 (Software, Services & Solutions) and Enterprise.

Revenues. Revenues totaled € 6,751 million in the first half of 2012, a decrease of 9.7 % from € 7,473 million in the first half of 2011. In the first half of 2012, approximately 58% of our revenues were denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The rise in the value of other currencies, including the U.S. dollar, relative to the euro in the first half of 2012 compared with the first half of 2011 had a positive effect on our reported revenues. If there had been constant exchange rates in the first half of 2012 as compared to the first half of 2011, our consolidated revenues would have decreased by approximately 14.0 % instead of the 9.7 % decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during the first half of 2012, the average exchange rate that applied for the same period in 2011, instead of the average exchange rate that applied for the first half of 2012, and (ii) to our exports (mainly from Europe) effected during the first half of 2012 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for the same period in 2011. Our management believes that providing our investors with our revenues for the first half of 2012 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of the telecommunications equipment and related services industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)
	Six months ended June 30, 2012	Six months ended June 30, 2011	% Change
Revenues	6,751	7,473	-9.7%
Conversion impact euro/other currencies	(322)
Hedging impact euro/other currencies	(1)
Revenues at constant rate	6,428	7,473	-14.0%

Revenues in our Networks segment declined 13.9 % in the first half of 2012, with declines in Wireless, Optics and Wireline offsetting growth in our IP business. Revenues in our IP division increased 19.7 % compared to the first half of 2011, driven by the success of our IP/MPLS service routers business as service providers continue to transform their networks to all-IP, with investments in key areas such as 100 Gigabit Ethernet and mobile backhaul. Our Wireless division revenues declined 24.2 % in the first half of 2012 due to strong investments made in the year-ago period and the redirection of spending by service providers to 4G and away from 2G and 3G technologies, mainly in the United States. Optics revenues decreased 20.6 % in the first half of 2012, with declines in both the terrestrial and submarine activities of this business. Our Wireline division showed some resilience, declining 5.1%, as revenue generated from our fiber-access portfolio nearly outgrew our legacy portfolio in the first half of 2012.

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Revenues in the S3 segment declined 1.2% as slight growth in our Services business was offset by double-digit declines in Network Applications. Revenues in our Enterprise segment declined 5.1% in the first half of 2012 as declines in voice telephony more than offset relatively flat data networking revenues.

Revenues for the first half of 2012 and the same period in 2011 by geographical market (calculated based upon the location of the customer) are shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
1st half 2012	404	1,159	238	460	655	2,533	819	483	6,751
1st half 2011	683	1,260	275	543	634	2,833	686	559	7,473
% Change 1st half 2012 vs. 1st half 2011	-41%	-8%	-13%	-15%	3%	-11%	19%	-14%	-10%

In the first half of 2012, the United States accounted for 37.5 % of revenues, down from 37.9 % in the same period in 2011 as revenues declined 11 % in the U.S. Following a strong first half of 2011, as U.S. service providers invested heavily in their 3G wireless networks to accommodate mobile data traffic growth, the first half of 2012 experienced double digit declines in the region partially offset by strong 4G LTE growth. Europe accounted for 26.7 % of revenues in the first half of 2012 (6.0 % in France, 17.2 % in Other Western Europe and 3.5 % in Rest of Europe), down from 29.7 % in the same period in 2011 (9.1 % in France, 16.9 % in Other Western Europe and 3.7 % in Rest of Europe) as fears over uncertain macroeconomic conditions and sovereign debt continued to weigh heavily on these regions. Within Europe, weakness was spread across most businesses as revenues decreased 41 % in the year-over-year period in France, fell 8 % in Other Western Europe and fell 13 % in Rest of Europe. Asia Pacific accounted for 16.5% of revenues in the first half of 2012 (6.8% in China and 9.7% in Other Asia Pacific), up from 15.8% in the same period 2011 (7.3% in China and 8.5% in Other Asia Pacific). The period-over-period decline in Asia Pacific was mainly attributable to decreased spending in China following delays in central bidding processes in the first half of 2012. Revenues in Other Americas in the first half of 2012 grew 19 % from the same period in 2011 with particularly strong growth in Central and Latin America, and its share of total revenue rose from 9.2 % to 12.1%. Rest of World decreased its share of total revenue to 7.2 % in the first half of 2012, down from 7.5 % in the same period in 2011, as revenues decreased 14 % compared to the first half of 2011.

Gross profit. In the first half of 2012, gross profit decreased to 31.0 % of revenues, or € 2,096 million, compared to 35.1 % of revenues or € 2,624 million in the first half of 2011. The decrease in gross profit was mainly driven by lower revenues and unfavorable product and geographic mix offset by ongoing initiatives to reduce fixed operations costs. Gross profit in the first half of 2012 included (i) the negative impact of a net charge of € 79 million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of € 3 million in reserves on customer receivables. Gross profit in the first half of 2011 included (i) the negative impact of a net charge of € 88 million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of € 28 million in reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our competitive position. In addition, profitability can be impacted by geographic area depending on the local competitive environment, our market share and the procurement policy of our customers. In the first half of 2012, we witnessed a shift in products and in geographic mix which negatively impacted our gross profit.

Administrative and selling expenses. For the first half of 2012, administrative and selling expenses were € 1,244 million or 18.4 % of revenues compared to € 1,385 million, or 18.5 % of revenues in the same period in 2011. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of € 59 million in the first half of 2012 and € 58 million in the first half of 2011. These non-cash purchase accounting entries primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships. The 10.2% decline in administrative and selling expenses reflects the progress we have made to improve operational efficiency through the reduction of administrative expenses and organizational complexity.

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Research and development costs. Research and development costs were € 1,227 million or 18.2 % of revenues in the first half of 2012, after the capitalization of € (9) million of development expense, a decrease of 4.2 % from € 1,281 million or 17.1 % of revenues after the capitalization of € (6) million of development expense in the same period in 2011. The 4.2% reduction in research and development costs period over period reflects a reduction in spending on legacy technologies in an effort to reduce overall costs. Capitalization of R&D expense was negative in both the first half of 2012 and 2011 reflecting the fact that the amortization of capitalized R&D costs was greater than new R&D costs capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of € 64 million in the first half of 2012 and € 75 million in the first half of 2011 with the decline due mainly to the phasing out of the amortization of in-process R&D.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (375) million in the first half of 2012 compared to a loss of € (42) million in the same period of 2011. The larger loss in the first half of 2012 reflects lower revenues and gross margins slightly offset by lower administrative and selling expenses and research and development costs. The purchase accounting entries had a negative, non-cash impact of € 123 million in the first half of 2012, which was lower than the impact of € 133 million in the first half of 2011, mainly due to the phasing out of the amortization of in-process R&D.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments for the first six months of 2012 by € 163 million, of which € 299 million were additional provisions and € 136 million were reversals. Additional product sales reserves created during the first half of 2012 were € 262 million, while reversals of product sales reserves were € 106 million during the same period. Of the € 106 million in reversals, € 29 million related to reversals of reserves made in respect of warranties or retrofit due to the revision of our original estimates for these reserves regarding warranty period and warranty or retrofit costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty or retrofit claims than anticipated and for which we had made a reserve. In addition, € 15 million of the € 106 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€ 62 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by € 155 million in the first half of 2011, of which additional provisions were € 281 million and reversals were € 126 million. Additional product sales reserves created during the first half of 2011 were € 266 million while reversals of product sales reserves were € 90 million.

Restructuring Costs. Restructuring costs were € 182 million in the first half of 2012, representing (i) € 100 million of new restructuring plans, which do not include provisions related to The Performance Program announced on July 26, 2012, and adjustments to previous plans, (ii) € 39 million of other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) € 35 million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write-off of assets of € 8 million in the aggregate. New restructuring plans cover costs related to reductions in the workforce and to product rationalization and facilities closing decisions. Restructuring costs were € 81 million in the first half of 2011, representing (i) € 37 million of new restructuring plans and adjustments to previous plans, (ii) € 32 million for other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) € 8 million for other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write off of assets of € 4 million in the aggregate. Our restructuring reserves of € 284 million at June 30, 2012, declined compared to our € 313 million at June 30, 2011, and covered positions identified for elimination and notified in the first six months of 2012, as well as positions eliminated in previous years for which total or partial settlement is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities. (See Sections 1.1 and 1.8 regarding more details of our Performance Program and the related expected restructuring costs).

Litigations. In the first half of 2012, we booked a litigation credit of € 1 million related to the Fox River litigation (refer to note 15c of our first half 2012 unaudited interim condensed consolidated income statements) compared to the first half of 2011, when we booked a litigation credit of € 4 million related to both FCPA and Fox River litigations (refer to such note 15c).

Gain/(loss) on disposal of consolidated entities. In the first half of 2012, we did not book any gain/(loss) on the disposal of consolidated entities, compared to the first half of 2011, when we booked a € 2 million gain mainly related to post-closing adjustments paid to us in connection with the disposal of our Vacuum business to Pfeiffer Vacuum Technology AG in 2010.

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Post-retirement benefit plan amendment. In the first half of 2012, we booked a € 30 million credit related to the change in retiree healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2013 and the reduction of the Group’s obligation for retirees who are subject to annual dollar caps. In the first half of 2011, we booked a € 67 million credit related to the change in our Management Pension Plan, effective April 1, 2011, which provides current active employees who participate in this plan the option to receive a lump sum when they retire.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of € (526) million in the first half of 2012, compared to a loss of € (50) million in the same period of 2011. The larger loss from operating activities in the first half of 2012 is due, in part, to lower volumes and gross margins, higher restructuring costs and lower credits related to litigations and post-retirement benefit plan amendments, partially offset by lower operating expenses.

Finance costs. Finance costs in the first half of 2012 were € 134 million, compared to € 148 million in the comparable year-ago period. The decrease of finance costs is due to an increase in interest earned, from € 30 million in the first half of 2011 to € 42 million in the first half of 2012, in addition to a slight decrease in interest paid, from € 178 in the first half to 2011 to € 176 million in the first half of 2012. The increase in interest earned is due to higher levels of cash, cash equivalents and marketable securities in addition to a higher yield on those short-term investments thanks to an increase in marketable securities.

Other financial income (loss). Other financial income was € 34 million in the first half of 2012, compared to € 186 million in the same period in 2011. In the first half of 2012, other financial income consisted primarily of (i) income of € 272 million related to the financial component of pension and post-retirement benefit costs partially offset by (ii) a loss of € 26 million in relation with the repurchase of our 2.875% Series B convertible bonds in the first quarter of 2012 and (iii) a loss of € 177 million related to the change of estimate future cash flows related to our 2.875% Series B convertible bond in the second quarter of 2012 as we anticipate the bonds will be put at the June 15, 2013 optional redemption date. In the first half of 2011, other financial income consisted primarily of income of € 187 million related to the financial component of pension and post-retirement benefit costs.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was € 1 million during the first half of 2012, compared with income of € 2 million during the same period in 2011.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of € (625) million in the first half of 2012 compared to a loss of € (10) million in the same period of 2011.

Income tax benefit (expense). We had an income tax benefit of € 113 million for the first half of 2012, compared to an income tax benefit of € 29 million for the first half of 2011. The income tax benefit for the first half of 2012 resulted from a net deferred income tax benefit of € 132 million, partially offset by a current income tax charge of € (19) million. The € 132 million net deferred tax benefit includes: (i) a € 134 million benefit related to deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent and (ii) € 56 million of deferred income tax benefits related to the re-assessment of the recoverability of certain deferred tax assets in the US. These positive effects were partially offset by € (58) million in deferred tax expenses related to Lucent’s post-retirement benefit plans. The income tax benefit for the first half of 2011 resulted from a net deferred income tax benefit of € 55 million, partially offset by a current income tax charge of € (26) million. The € 55 million net deferred tax benefits includes (i) € 58 million in deferred tax benefits related to the re-assessment of the recoverability of certain deferred tax assets mainly in connection with the 2011 impairment tests of goodwill performed in the second quarter of 2011 as well as (ii) a € 54 million benefit related to deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent. These benefits were partially offset by € (57) million in deferred tax expenses related to Lucent’s post-retirement benefit plans.

Income (loss) from continuing operations. We had a loss from continuing operations of € (512) million in the first half of 2012 compared to income of € 19 million in the same period of 2011.

Income (loss) from discontinued operations. In the first half of 2012, we had income from discontinued operations of € 649 million related to the disposal of our Genesys business, including a € 673 million capital gain on the disposal of the business, net of related costs and taxes. Income from discontinued operations was € 34 million in the first half of 2011, mainly related to the Genesys business presented in discontinued operations in the 2011 unaudited interim condensed consolidated financial statements.

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Non-controlling interests. Non-controlling interests accounted for a loss of € (7) million in the first half of 2012, compared to income of € 20 million in the first half of 2011. The change from 2011 is due largely to the reduction in income from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd.

Net income (loss) attributable to equity owners of the parent. A net income of € 144 million was attributable to equity holders of the parent during the first half of 2012, compared with a net income of € 33 million in the first half of 2011.

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1.6 CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2011 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2010

The following discussion takes into account our results of operations for the six months ended June 30, 2011 and June 30, 2010, on the following basis:

•	The first half of 2011 results have been re-presented to exclude the Genesys business that was sold to Permira on February 1, 2012.

•

The first half of 2010 results have been re-presented to exclude the Genesys business that was sold to Permira on February 1, 2012. The table that shows the reconciliation between our 2010 results that included Genesys and our re-presentation of our 2012 results, which exclude Genesys can be found in Note 38 of the 2011 audited consolidated financial statements.

•

The results for both years are presented according to the organization structure that became effective July 20, 2011. The 2011 organization includes three business segments: Networks, S3 (Software, Services & Solutions) and Enterprise

Revenues. Revenues totaled € 7,473 million in the first half of 2011, an increase of 8.3 % from € 6,903 million in the first half of 2010. In 2011, approximately 60% of our revenues are denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in the first half of 2011 compared with the first half of 2010 had a negative effect on our reported revenues. If there had been constant exchange rates in the first half of 2011 as compared to the first half of 2010, our consolidated revenues would have increased by approximately 10.7 % instead of the 8.3 % increase actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during the first half of 2011, the average exchange rate that applied for the same period in 2010, instead of the average exchange rate that applied for the first half of 2011, and (ii) to our exports (mainly from Europe) effected during the first half of 2011 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for the same period in 2010. Our management believes that providing our investors with our revenues for the first half of 2011 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of the telecommunications equipment and related services industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)
	Six months ended June 30, 2011	Six months ended June 30, 2010	% Change
Revenues as re-presented*	7,473	6,903	8.3%
Conversion impact euro/other currencies	179
Hedging impact euro/other currencies	(10)
Revenues at constant rate	7,642	6,903	10.7%
*Re-presented to exclude the Genesys business that was sold to Permira on February 1, 2012

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Revenues in our Networks segment grew 15.6 % in the first half of 2011, with growth seen across all business divisions. Revenues in our IP division increased 28.0 % compared to the first half of 2010, driven by the IP/MPLS service routers business and slightly offset by the continued secular decline in spending for legacy ATM equipment. Our Wireless division revenues grew 19.4 % in the first half of 2011 on the strength of 3G and 4G spending, particularly for CMDA (EV-DO) and LTE in the United States. Optics revenues increased 9.3 % in the first half of 2011, with growth in both the terrestrial and submarine activities of this business. Our Wireline division reflected growth in fixed access equipment that was almost entirely offset by declines in spending for legacy TDM switching equipment, as our overall wireline revenues grew 0.3 % in the first half of 2011. Revenues in our S3 segment increased 2.7% in the first half of 2011, with our Services and Networks Applications businesses increasing 1.8% and 10.2%, respectively. Revenues in our Enterprise segment declined by 5.4% in the first half of 2011, as our voice and data networking businesses were impacted by temporary disruptions in the supply chain, following a move to a new logistics hub in Europe.

Revenues for the first half of 2011 and the same period in 2010 by geographical market (calculated based upon the location of the customer) are shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
1st half 2011	683	1,260	275	543	634	2,833	686	559	7,473
1st half 2010	679	1,324	266	435	719	2,372	496	612	6,903
% Change 1st half 2011 vs.
1st half 2010	1%	-5%	3%	25%	-12%	19%	38%	-9%	8%

In the first half of 2011, the US accounted for 37.9 % of revenues, up from 34.4 % in the same period in 2010 as revenues from the US increased 19%. The U.S. continued to show signs of strong growth in the telecom sector following its recovery in 2010 and growth in the telecom sector is being driven by a surge in spending to accommodate strong growth in mobile data traffic, which led to strong growth in key areas such as IP and Wireless. Europe accounted for 29.7 % of revenues in the first half of 2011 (9.1 % in France, 16.9 % in Other Western Europe and 3.7 % in Rest of Europe), down from 32.9 % in the same period in 2010 (9.8 % in France, 19.2 % in Other Western Europe and 3.9 % in Rest of Europe). Within Europe, revenue increased 1 % year-over-year in France, fell 5 % in Other Western Europe and grew 3 % in Rest of Europe. Overall, our sales in Europe declined slightly with weakness spread across most businesses, with a few pockets of strength, like our IP/MPLS service routers. Asia Pacific increased 2% and accounted for 15.8% of revenues in the first half of 2011 (7.3% in China and 8.5% in Other Asia Pacific), down from 16.7% in the same period 2010 (6.3% in China and 10.4% in Other Asia Pacific). The year-over-year increase in Asia Pacific was attributable to increased spending in China following a slowdown in spending that occurred in the first half of 2010. Revenues in Other Americas in the first half of 2011 grew 38 % from the same period in 2010 with particularly strong growth in Central and Latin America and its share of total revenue rose from 7.2 % to 9.2%. Rest of World decreased its share of total revenue to 7.5 % in the first half of 2011, down from 8.9 % in the same period in 2010, and had a 9 % decrease in revenue.

Gross profit. In the first half of 2011, gross profit increased to 35.1 % of revenue, or € 2,624 million, compared to 33.6 % of revenues or € 2,317 million in the first half of 2010. The increase in gross profit was mainly driven by favorable product and geographic mix as well as ongoing initiatives to reduce fixed operations, procurement and product design costs. Gross profit in the first half of 2011 included (i) the negative impact of a net charge of € 88 million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of € 28 million in reserves on customer receivables. Gross profit in the first half of 2010 included (i) the negative impact of a net charge of € 61 million for write-downs of inventory and work in progress; and (ii) the positive impact of reversals of € 7 million in reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our competitive position. In addition, profitability can be impacted by geographic area depending on the local competitive environment, our market share and the procurement policy of our customers. In the first half of 2011, we witnessed a recovery in products and in geographic areas where our profitability has historically been above average, compared to the first half of 2010.

Administrative and selling expenses. For the first half of 2011, administrative and selling expenses were € 1,385 million or 18.5 % of revenues compared to € 1,377 million, or 19.9 % of revenues in the same period in 2010. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of € 58 million in the first half of 2011 and € 62 million in the first half of 2010. They primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships.

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Research and development costs. Research and development costs were € 1,281 million or 17.1 % of revenues in the first half of 2011, after the capitalization of € (6) million of development expense, an increase of 1.2 % from € 1,266 million or 18.3 % of revenues after the capitalization of € (16) million of development expense in the same period in 2010. The 1.2 % increase in research and development costs related to new product development, primarily in our IP and Wireless businesses. Capitalization of R&D expense was negative in the first half of both 2011 and 2010 reflecting the fact that the amortization of capitalized R&D costs was greater than our R&D costs capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of € 75 million in the first half of 2011 and € 79 million in the first half of 2010.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (42) million in the first half of 2011 compared to a loss of € (325) million in the same period of 2010. The smaller loss in the first half of 2011 reflects higher gross margins slightly offset by higher operating expenses. The purchase accounting entries had a negative, non-cash impact of € 133 million in the first half of 2011, which was lower than the impact of € 141 million in the first half of 2010.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments for the first six months of 2011 by € 155 million, of which € 281 million were additional provisions and € 126 million were reversals. Additional product sales reserves created during the first half of 2011 were € 266 million, while reversals of product sales reserves were € 90 million during the same period. Of the € 90 million in reversals, € 30 million related to reversals of reserves made in respect of warranties or retrofit due to the revision of our original estimates for these reserves regarding warranty period and warranty or retrofit costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty or retrofit claims than anticipated and for which we had made a reserve. In addition, € 17 million of the € 90 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€ 43 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by € 195 million in the first half of 2010, of which additional provisions were € 319 million and reversals were € 124 million. Additional product sales reserves created during the first half of 2010 were € 284 million while reversals of product sales reserves were € 87 million.

Restructuring Costs. Restructuring costs were € 81 million in the first half of 2011, representing (i) € 37 million of new restructuring plans and adjustments to previous plans, (ii) € 32 million of other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) € 8 million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write off of assets of € 4 million in the aggregate. New restructuring plans cover costs related to reductions in the workforce and to product rationalization and facilities closing decisions. Restructuring costs were € 243 million in the first half of 2010, representing (i) € 168 million of new restructuring plans and adjustments to previous plans, (ii) € 33 million for other monetary costs related to payables, (iii) a valuation allowance and a write-off of assets of € 22 million in the aggregate; and (iv) € 20 million of other monetary costs related to restructuring reserves. Our restructuring reserves of € 313 million at June 30, 2011 covered positions identified for elimination and notified in the first six months of 2011, as well as positions eliminated in previous years for which total or partial settlement is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Litigations. In the first half of 2011, we booked a litigation credit of € 4 million related to both the FCPA and Fox River litigations (refer to Note 15c of the unaudited interim condensed consolidated income statements) compared to the first half of 2010, when we booked a litigation charge of € 16 million related to the FCPA investigations (refer to Note 15c of the unaudited interim condensed consolidated income statements).

Gain/(loss) on disposal of consolidated entities. In the first half of 2011, we booked a € 2 million gain mainly related to the disposal of our Vacuum pump solutions business. In the first half of 2010, we booked a € (3) million loss related to the disposal of the Fractional Horsepower Motors activity.

Post-retirement benefit plan amendment. In the first half of 2011, we booked a € 67 million credit related to the change in our Management Pension Plan, effective April 1, 2011, which provides current active employees who participate in this plan the option to receive a lump sum when they retire. In the first half of 2010, there was nothing booked in relation to post-retirement benefit plan amendments.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of € (50) million in the first half of 2011, compared to a loss of € (587) million in the same period of 2010. The smaller loss from operating activities in the first half of 2011 is due, in part, to higher volumes and gross margins, lower restructuring costs, credits related to litigations and post-retirement benefit plan amendments and a gain on the disposal of consolidated entities, partially offset by higher operating expenses.

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Finance costs. Finance costs in the first half of 2011 were € 148 million, unchanged from € 148 million in the comparable year-ago period. The amount of interest earned in the first half of 2011 was € 30 million compared to € 30 million in the first half of 2010, while interest paid was € 178 million in the first half of 2011 compared to € 178 million in 2010.

Other financial income (loss). Other financial income was € 186 million in the first half of 2011, compared to € 83 million in the same period in 2010. In the first half of 2011, other financial income consisted primarily of income of € 187 million related to the financial component of pension and post-retirement benefit costs. In the first half of 2010, other financial income consisted of € 131 million related to the financial component of pension and post-retirement benefit costs, which was partially offset by a loss of € (60) million related to foreign exchange transactions.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was € 2 million during the first half of 2011, compared with income of € 8 million during the same period in 2010. The decrease compared to the first half of 2010 is largely due to the lack of income from our stake in 2Wire, which we sold in October, 2010.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of € (10) million in the first half of 2011 compared to a loss of € (644) million in the same period of 2010.

Income tax benefit (expense). We had an income tax benefit of € 29 million for the first half of 2011, compared to an income tax expense of € (44) million for the first half of 2010. The income tax benefit for the first half of 2011 resulted from a current income tax charge of € (26) million in addition to a net deferred income tax benefit of € 55 million. The € 55 million net deferred tax benefits includes (i) € 58 million in deferred tax benefits related to the re-assessment of the recoverability of certain deferred tax assets mainly in connection with the 2011 impairment tests of goodwill performed in the second quarter of 2011 as well as (ii) a € 54 million benefit related to deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent. These benefits were partially offset by € (57) million in deferred tax expenses related to Lucent’s post-retirement benefit plans. The income tax expense for the first half of 2010 resulted from a current income tax charge of € (41) million in addition to a net deferred income tax expense of € (3) million. The € (3) million net deferred tax expense includes € (102) million in deferred tax expenses related to Lucent’s post-retirement benefit plan mainly due to consequences of the Healthcare laws enacted in 2010 in the U.S. as well as € (9) million in deferred tax expenses related to our 2.875 % Series A convertible bonds. These expenses were partially offset by deferred income tax benefits of € 62 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and a € 44 million benefit related to the recoverability of the deferred tax assets mainly in connection with the 2010 annual impairment test of goodwill performed in the second quarter of 2010.

Income (loss) from continuing operations. We had income from continuing operations of € 19 million in the first half of 2011 compared to a loss of € (688) million in the same period of 2010.

Income (loss) from discontinued operations. In the first half of 2011, income from discontinued operations was € 34 million, mainly related to the Genesys business presented in discontinued operations in the consolidated unaudited financial statements, compared to the first half of 2010, where we booked a loss of € (2) million due to settlements of litigations related to businesses disposed of in other periods partially offset by income from the Genesys business presented in discontinued operations in the consolidated financial statements.

Non-controlling interests. Non-controlling interests accounted for income of € 20 million in the first half of 2011, compared to income of € 9 million in the first half of 2010. The change from 2010 is due largely to the income from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd.

Net income (loss) attributable to equity owners of the parent. A net income of € 33 million was attributable to equity holders of the parent during the first half of 2011, compared with a loss of € (699) million in the first half of 2010.

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1.7 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE SIX MONTHS ENDED JUNE 30, 2012 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2011

The following discussion takes into account our results of operations for the six-month periods ended June 30, 2012 and June 30, 2011, with results presented according to the organization that became effective July 20, 2011. The 2011 organization includes three business segments: Networks, S3 (Software, Services & Solutions) and Enterprise. The results of operations for the comparable 2011 period are presented according to the new organization structure and exclude the Genesys business in order to facilitate comparison with the current period.

The table below sets forth certain financial information on a segment basis for the six months ended June 30, 2012 and June 30, 2011. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Chief Executive Officer to perform his chief operating decision-making function, to assess performance and to allocate resources. It consists of segment income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs)” to segment operating income (loss) reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, as shown in the table below and in our first half 2012 unaudited interim condensed consolidated financial statements.

(In millions of euros)
Six months ended June 30, 2012	Networks	Software, Services & Solutions	Enterprise	Other	Total
Revenues	4,211	2,022	369	149	6,751
Segment Operating Income (Loss)	(200)	7	(13)	(46)	(252)
PPA Adjustments (excluding restructuring costs)					(123)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(375)

(In millions of euros)
Six months ended June 30, 2011	Networks	Software, Services & Solutions	Enterprise	Other	Total
Revenues	4,893	2,046	389	145	7,473
Segment Operating Income (Loss)	111	2	7	(29)	91
PPA Adjustments (excluding restructuring costs)					(133)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(42)

PPA adjustments (excluding restructuring costs). PPA adjustments (excluding restructuring costs) decreased in the first half of 2012, to € (123) million compared with € (133) million in the first half of 2011. The decrease in PPA adjustments, compared to the first half of 2011, was mainly due to the phasing out of amortization of in-process R&D.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. In the first half of 2012, a segment operating loss of € (252) million for the Group, adjusted for € (123) million in PPA yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (375) million. In the first half of 2011, a segment operating income of € 91 million for the Group, adjusted for € (133) million in PPA yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (42) million, as shown in our first half 2012 unaudited interim condensed consolidated financial statements.

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Networks Segment

Revenues in our Networks segment were € 4,211 million in the first half of 2012, a decrease of 13.9 % from € 4,893 million in the first half of 2011, using current exchange rates. When we translate the non-euro portion of sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The rise in the value of other currencies, including the U.S. dollar, relative to the euro in the first half of 2012 as compared to the first half of 2011 had a positive impact on our reported revenues. If there had been constant exchange rates in the first half of 2012 as compared to the first half of 2011, our Networks segment revenues would have decreased by 18.4 % instead of the 13.9 % decrease actually reported.

Revenues in our IP division were € 904 million in the first half of 2012, an increase of 19.7% from € 755 million in the first half of 2011. The strong period-over-period growth was driven by the success of our IP/MPLS service router portfolio. Regionally, we experienced double-digit growth across all regions, with particular strength in the Americas and Asia Pacific, with EMEA (Europe, Middle East, Africa) returning to growth in the second quarter. Growth in the market for IP/MPLS service routers continues to be driven by service provider spending to enhance their ability to deliver IP-based business and consumer services, and more recently, by their spending for IP mobile backhaul. The mobile backhaul segment of the market continued to be strong in the first half of 2012, as service providers continued to take actions to alleviate bottlenecks in the flow of increasing mobile broadband data traffic. In the second quarter of 2012, we extended our portfolio and announced our entrance into the Internet core router market, by unveiling the 7950 XRS (Extensible Routing System) family of core routers.

Revenues in our Optics division were € 1,031 million, a decrease of 20.6% from the first half of 2011, with both our terrestrial and submarine businesses contributing to the decrease. Spending for legacy SONET/SDH equipment remained in secular decline, while our WDM business showed mixed trends in the first half of 2012 with weakness in the Asia Pacific and Americas regions tempered by some resilience in the EMEA region. Within our terrestrial business, our 100 Gigabit optical single-carrier coherent technology continues to lead the market, as port shipments have more than tripled compared to the first half of 2011, and we were named #1 in this market by Ovum. Earlier in the year, we introduced the Photonic Service Engine (PSE) chip for fiber optic networks that provides a fourfold increase in speed and double the capacity of fiber networks while improving performance and reducing space and power requirements. We believe this will accelerate 100 Gigabit market adoption and help lay the foundation for migration to 400 Gigabit networks in the future. Our submarine optics business decreased at a double-digit rate in the first half of 2012, compared to very strong first half of 2011.

Revenues in our Wireless division decreased 24.2% in the first half of 2012, to € 1,665 million from €2,197 million in the first half of 2011. After a strong year of investments in wireless technologies in 2011, particularly in the U.S., the first half of 2012 witnessed declines across all regions. The period-over-period declines were mainly driven by weakness in both 2G and 3G technologies, primarily CDMA in the U.S., after strong investments in the first half of 2011, and GSM in China, where delays in the central bidding process impacted spending. We saw a positive impact from spending on the first large-scale deployments of 4G LTE wireless networks, especially in the Americas, which helped to partially offset first-half declines in our Wireless business.

Revenues in our Wireline division were € 632 million in the first half of 2012, a decrease of 5.1% compared to the first half of 2011. We experienced some resilience in our wireline business, where trends continued from 2011 as weakness in the EMEA and the Americas regions was partially offset by strong growth in the Asia Pacific region. Our fiber-based access equipment more than doubled compared to the year-ago period, driven by strong interest across all regions, particularly China, but was offset by continued declines in our legacy businesses. Within the fixed access market, service providers are increasingly focused on fiber-based access as a competitive differentiator, although the uncertain regulatory treatment of new fiber networks is still a constraining factor in some markets outside the United States. In the first half of 2012, service providers also continued to show interest in new copper-based technologies that can enhance the capabilities of existing copper access networks.

Next-generation products from across our portfolio make up what we call the “High Leverage NetworkTM” (HLN). A High Leverage NetworkTM addresses the key challenge faced by our customers, which is to deliver innovative, revenue-generating, value-added services to their customers in a timely fashion while reducing the cost of transporting rapidly growing video and mobile internet traffic on their networks. Specifically, a High Leverage NetworkTM requires state of the art capabilities in IP, Optics, wireless and wireline broadband access in order to deliver value-added services at the lowest possible cost. We have focused on refreshing our portfolio with products and solutions that deliver those capabilities. In the first half of 2012, revenues from products that support our HLN strategy increased 19.5% over the year-ago period to € 2,273 million, which accounted for nearly 54% of our Networks segment’s overall revenues.

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Operating loss in our Networks segment was € (200) million in the first half of 2012, compared with an operating income of € 111 million in the first half of 2011. The decrease reflects the negative impact of lower volumes and unfavorable shifts in product and geographic sales mix.

S3 Segment

Revenues in our S3 segment were € 2,022 million in the first half of 2012, a decrease of 1.2 % from revenues of € 2,046 million in the first half of 2011, using current exchange rates. At constant exchange rates for the first half of 2012 and the first half of 2011, our S3 segment revenues would have decreased by 5.0 % instead of the 1.2 % decrease actually reported.

Revenues in our Services business were € 1,829 million in the first half of 2012, an increase of 1.1% from € 1,809 million in the first half of 2011. Within Services, 2011 trends continued in our Managed and Outsourcing Solutions business, growing at a double digit rate in the first half of 2012, with growth extending across all regions, particularly in Europe and the Americas regions. We also saw growth in our Maintenance business in the first half of 2012, driven by strength in the Americas. These areas of growth were offset by a mid-single digit decline in our Network Build and Implementation (NBI) business, which showed signs of recovery in the second quarter of 2012 where old projects closings were compensated by new rollouts, primarily in the Americas region. Our Professional Services business was relatively flat compared to the year-ago period, with growth driven by large LTE rollouts in the first quarter of 2012 that was offset in the second quarter of 2012 by lower revenues from projects within our strategic industry business.

In the first half of 2012, revenues in our Network Applications business decreased 18.6 % to € 193 million from € 237 million in the first half of 2011. The period-over-period decline was mainly attributable to the termination of a resale activity in the fourth quarter of 2011. Excluding the revenues associated with this activity, sales would have declined at a low single digit instead of the 18.6% actually reported. Our Customer Experience Solution (CxT) business, formerly Motive, continued its traction in the first half of 2012, growing at a high single digit rate. This growth was offset by declines across other areas of our Networks Applications business, mainly Messaging and Subscriber Data Management applications, which both declined at double digit rates compared to the year-ago period.

Segment operating income in our S3 business was € 7 million or 0.3% of total S3 revenues in the first half of 2012, compared with an operating income of € 2 million in the first half of 2011. The slight increase over the year-ago period reflects ongoing actions to reduce expenses in our overall Services business, partially offset by slightly lower volumes, particularly in Networks Applications.

Enterprise Segment

Revenues in our Enterprise segment were € 369 million in the first half of 2012 compared to € 389 million in the first half of 2011, a decrease of 5.1 % at current exchange rates. At constant exchange rates for the first half of 2012 and the first half of 2011 our Enterprise revenues would have decreased by 6.9 % instead of the 5.1 % decrease actually reported. Uncertain economic conditions in Europe drove declines in our voice telephony business, while demand for data networking equipment was resilient, leveraging the renewal of our OmniSwitchTM portfolio, with relatively flat performance compared to the year-ago period.

Segment operating loss in the Enterprise segment was € (13) million in the first half of 2012, compared with income of € 7 million in the year-ago period. The decrease in operating income was driven mainly by lower volumes and product mix, both of which were partially offset by fixed operations cost savings.

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1.8 LIQUIDITY AND CAPITAL RESOURCES

As our Genesys business was accounted for in discontinued operations at the end of 2011, the first half 2011 cash flow figures included in the discussion below are presented on the same basis, in order to facilitate comparison with the current period.

Liquidity

Cash and cash equivalents decreased by € 635 million in the first half 2012 to € 2,899 million at June 30, 2012. This decrease was mainly due to cash used by operating activities of € 421 million and the cash used by investing activities of € 1,397 million, resulting primarily from the capital expenditures of € 253 million and the cash expenditure for acquisition of marketable securities following the disposal of our Genesys business (€ 1,156 million), which disposal had provided a positive net cash impact as cash provided by discontinued operations of € 1,049 million. In addition, the decrease in cash and cash equivalents was partially offset by the positive impact of the net effect of exchange rate changes of € 145 million, reflecting mainly the change of the euro/U.S. dollar exchange rate of our cash and cash equivalents denominated in U.S. dollars.

Net cash provided (used) by operating activities. Net cash used by operating activities before changes in working capital, interest and taxes was € 140 million for the first half 2012 compared to net cash provided of € 130 million for the first half 2011.

This change from net cash provided to net cash used by operating activities before changes in working capital, interest and taxes between the first half 2011 and the first half 2012 is mainly due to the increase of the loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, which amounted to a loss of € 375 million in the first half of 2012 compared to a loss of € 42 million for the first half of 2011. This increase of € 333 million was partially offset by the change of non cash items included in this result (such as the reserves accounted for during the period with no corresponding cash-out, including a € 9 million positive impact resulting from change in the operational charge related to net pension and post-retirement benefit obligations from € 29 million in the first half of 2011 to € 38 million in the first half of 2012) or the cash-out related to items with no impact on the result of the current period but included in the cash used from operating activities before changes in working capital, interest and taxes (such as the payments made for the FCPA litigation amounting to € 54 million in the first half of 2011 compared to € 20 million in the first half of 2012).

Net cash used by operating activities was € 421 million for the first half 2012 compared to net cash used of € 362 million for the first half 2011. These amounts take into account the net cash used by operating working capital and other current assets and liabilities that amounted to € 135 million for the first half 2012 and to € 307 million for the first half 2011. With respect to operating working capital, this change is mainly explained by the cash used or provided by (i) inventories and work in progress, (ii) trade receivables and other receivables, (iii) trade payables and other payables and (iv) customers’ deposits and advances.

Regarding inventories and work in progress, net cash used represented € 263 million for the first half 2012 compared to net cash used of € 123 million for the first half 2011. This higher use of cash during the first half 2012 is mainly explained by the increase of the work in progress on a major customer network development contract in the United States.

Regarding trade receivables and other receivables, they provided cash for € 314 million for the first half of 2012 compared to € 189 million for the first half of 2011. The cash provided by trade receivables and other receivables in the first half of 2012 relates mainly, on the one hand to the strong collection in that period of the high level of receivables generated at the end of 2011, consistent with the pattern in previous years due to the seasonality of our activity, and also, on the other hand, in the particular case of the first half-year 2012, which generated lower revenues than the first half of 2011, to the positive cash impact of higher receivables relating to past revenues.

Regarding trade payables and other payables, they represented € 227 million of cash used in the first half 2012 compared to € 237 million of cash used for the first half 2011, remaining stable despite the decrease in costs. This is due to an increase in our inventories in the first half of 2012 compared with the first half of 2011, that partially offset in the first half of 2012 the effect of the settlement of a high level of payables generated at the end of the previous year due to the seasonality of our activity.

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Regarding customers’ deposits and advances, they provided cash for € 244 million for the first half of 2012 and used cash for € 39 million for the first half of 2011. This change is mainly due to non recurring advances received during the first half of 2012 on major contracts in the Americas and EMEA.

Other current assets and liabilities were € 208 million of cash used in the first half of 2012 compared to € 92 million of cash used in the first half of 2011, the higher amount in the first half of 2012 being explained mainly by the change in the variable compensation accrual between June 30, 2012 and June 30, 2011 pursuant to our corporate annual incentive plan (AIP).

Net cash provided (used) by investing activities. Net cash used by investing activities was € 1,397 million in the first half 2012 compared to net cash used of € 154 million in the first half 2011. The difference is mainly due to cash expenditures for acquisition of marketable securities for € 1,156 million in the first half of 2012 (mainly in connection with the use of the cash proceeds from the disposal of the Genesys business) compared to € 90 million of cash provided by the proceeds from the disposal of marketable securities in the first half of 2011.

Net cash provided (used) by financing activities. Net cash used by financing activities amounted to € 20 million for the first half 2012 compared to net cash used of € 829 million for the first half 2011. This decrease was mainly due to the fact that we used an amount of € 818 million in the first half of 2011 for the redemption of our 4.75% convertible/exchangeable bonds (OCEANE) maturing January 2011, compared to € 84 million of cash used during the first half of 2012 to buy back part of the Alcatel-Lucent USA Inc. 2.875% Series B convertible bonds. Also a capital increase in Alcatel-Lucent Shanghai Bell, Co., Ltd provided € 122 million of cash during the first half 2012.

Disposed of or discontinued operations. Disposed of or discontinued operations provided a net cash of € 1,049 million in the first half of 2012 in connection with the cash proceeds from the disposal of our Genesys business completed on February 1, 2012, compared to nominal cash (€ 2 million) provided for the first half of 2011.

Capital Resources

Resources. Over time, our capital resources may be derived from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities, including our revolving credit facility of € 837 million maturing in April 2013, and on which we have not yet drawn (see “Syndicated facility” below and in note 16e of our first half 2012 unaudited interim condensed consolidated financial statements). Our ability to draw upon these resources at any time is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, lenders’ and investors’ perception of our credit quality, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally.

Given current conditions, we cannot rely on our ability to access the debt and equity markets at any given time. In addition, given our current short-term ratings and the lack of liquidity of the French commercial paper/”billets de trésorerie” market, we have decided not to participate in this market for the time being. Also, no positive cash flow was generated from on-going operations in the first half of 2012, and the amount of positive cash flow so generated in 2011 was not significant. Counterbalancing this, our cash, cash equivalents and marketable securities, including short-term investments, amounted to € 5,009 million as of June 30, 2012. Although approximately € 1,176 million of this cash, cash equivalents and marketable securities are held in countries (primarily China) which are subject to exchange control restrictions that may limit the use of such funds by our subsidiaries outside of the local jurisdiction, we do not expect that such restrictions will have an impact on our ability to meet our cash obligations. Through our repatriation efforts we are continuing to reduce the amount subject to these restrictions.

Syndicated Facility. On April 5, 2007, Alcatel-Lucent obtained a € 1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, € 837 million of availability under the facility was extended until April 5, 2013. Since April 5, 2012, the amount available under this credit facility is € 837 million. The availability of this syndicated credit facility is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt, and compliance is tested quarterly when we release our consolidated financial statements. Since the € 1.4 billion facility was established in 2007, Alcatel-Lucent has complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at July 25, 2012, the date of approval by Alcatel-Lucent’s Board of Directors of the financial statements for the six-month period ended June 30, 2012. While we continue to engage in discussions with banks regarding a future revolving credit facility, there is no assurance that a new line will be in place by April 5, 2013, and if so, under what conditions and for what amount.

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Senior Notes. In December 2010, Alcatel-Lucent issued Senior Notes due January 15, 2016 (the “Senior Notes”) with an 8.5% coupon for a total nominal value of €500 million. We used the net proceeds of this issuance to partially refinance our convertible/exchangeable bonds (OCEANE) 4.75% due on January 1, 2011. The Senior Notes include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock; (ii) pay dividends, buy back equity and make investments in minority interests, (iii) create or incur certain liens and (iv) engage in merger, consolidation or asset sales. These covenants, which are customary in the issuance of high yield bonds, are subject to a number of qualifications and exceptions. Those qualifications and exceptions generally afford Alcatel-Lucent the ability to conduct its operations, strategy and finances without significant effect. The Senior Notes also provide that, if certain instances of change of control occur, we are required to offer to repurchase all of the Senior Notes at a redemption price equal to 101% of their principal amount, plus any accrued and unpaid interest.

Credit ratings.

At August 3, 2012, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B2	B3	Not Prime	Negative	May 8, 2012	August 3, 2012
Standard & Poor’s	B	B	B	Stable	November 9, 2009	April 12, 2011

At August 3, 2012, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Caa1 (1)	n.a	Negative	May 8, 2012	August 3, 2012
Standard & Poor’s	B (2)	n.a	Stable	November 9, 2009	April 12, 2011

(1)	Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. bonds and Lucent Technologies Capital Trust I trust preferred securities that are not guaranteed by Alcatel-Lucent.

(2)	Except for the Lucent Technologies Capital Trust I trust preferred securities that are rated CCC.

Moody’s: On August 3, 2012, Moody’s changed the previously Stable outlook on Alcatel-Lucent and Alcatel-Lucent USA Inc. ratings to Negative.

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the two convertibles bonds of Alcatel-Lucent USA Inc., which are guaranteed on a subordinated basis by Alcatel-Lucent, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family Rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. which are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust Inc. that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

On November 10, 2011, Moody’s affirmed the Corporate Family Rating of Alcatel-Lucent at B1 and changed the outlook to Negative from Stable. Concurrently, Moody’s downgraded the ratings of the senior debt of Alcatel-Lucent and Alcatel-Lucent USA Inc. to B2 from B1. The ratings for the trust preferred securities of Lucent Technologies Capital Trust I were affirmed at B3.

On May 18, 2011, Moody’s changed the outlook of its Corporate Family Rating of Alcatel-Lucent as well as of its ratings of Alcatel-Lucent USA Inc. and of the Lucent Technologies Capital Trust I, from Stable to Negative. The B1 Long Term rating was affirmed.

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On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred securities of Lucent Technologies Capital Trust I were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook of the ratings was maintained.

Moody’s Corporate Family rating on Alcatel-Lucent USA Inc.’s debt was withdrawn on February 18, 2009, except the Lucent Technologies Capital Trust I’s trust preferred notes and bonds continued to be rated.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk”. Alcatel-Lucent USA Inc. bonds’ Caa1 rating is in the Caa category, which also includes Caa2 and Caa3 ratings. Moody’s gives the following definition of its Caa category: “Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk”.

Standard & Poor’s: On April 12, 2011, Standard & Poor’s revised its outlook on Alcatel-Lucent and on Alcatel-Lucent USA, Inc. from Negative to Stable. The B ratings were affirmed.

On November 9, 2009, Standard & Poor’s lowered to B from B+ its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc. The B short-term credit rating of Alcatel-Lucent was affirmed. The rating on the trust preferred securities of Lucent Technologies Capital Trust I was lowered from CCC+ to CCC. The negative outlook of the ratings was maintained.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC rating for the trust preferred securities of Lucent Technologies Capital Trust I is in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Short-term cash requirements. Our short-term cash requirements are primarily related to funding our operations, including our restructuring plans, capital expenditures and short-term debt repayments.

Restructuring Plans. On July 26, 2012, we launched The Performance Program, with which we expect to achieve additional €750 million in cost savings. This program will involve additional global headcount reductions of around 5,000 employees, and actions to exit or restructure unprofitable Managed Services contracts with associated headcount reductions, and unprofitable markets. The Performance Program is expected to be completed by the end of 2013. The estimated cash outlay in 2012 in respect of our previously announced and new restructuring plans is expected to be in the same order of magnitude as for 2011, that is, approximately € 400 million (of which € 162 million in the first half of 2012), compared to € 344 million in 2011 (of which € 162 million in the first half 2011), and should represent up to € 400 to € 500 million in 2013.

Capital Expenditures. We expect a somewhat higher level of capital expenditures in 2012 compared to those in 2011, which amounted to € 558 million including capitalization of development expenditures. We spent € 253 million in the first half of 2012; consequently, we expect capital expenditures to be higher for the second half of the year.

Short-term Debt. At June 30, 2012, we had € 856 million of short-term financial debt outstanding, which included a carrying value of € 586 million (nominal value of € 635 million) related to the 2.875% Series B Lucent convertible bonds that are redeemable at the option of the holders as of June 15, 2013, with the remainder representing bank loans and lines of credit and other financial debt and accrued interest payable.

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Cash flow outlook. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating € 5,009 million as of June 30, 2012, are sufficient to fund our cash requirements for the next 12 months and to pursue our capital expenditures program as planned.

However, in light of the deteriorating macro-economic environment and the competitive pricing environment in certain regions with its corresponding impact on our profitability, and of the amount of cash used by operating activities during the first half of 2012 (see “Liquidity,” above), on July 26, 2012, we launched The Performance Program mentioned above (and described in more detail in section 1.1, “Overview of the First Half of 2012”) with a view to accelerating the transformation contemplated by our strategic plan, and to reducing costs by € 1.25 billion by the end of 2013, when taking into account our previously announced targeted fixed and variable costs savings of € 500 million in 2012.

To the extent that the business environment further materially deteriorates or our customers further reduce their spending plans, or if the credit markets were to limit our access to bid and performance bonds, with a resulting deterioration of our liquidity, we will re-evaluate our capital expenditure priorities appropriately. We may also be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no improvement in the market environment and given our limited ability to access the equity and fixed income market at this point. In addition, as mentioned in “Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on that funding arrangement to meet our cash needs.

Long-term Debt and Total Financial Debt. At June 30, 2012 we had € 4,000 million of long-term financial debt outstanding and therefore a total financial debt, gross at that date of € 4,856 million, compared to € 4,619 million at December 31, 2011.

Rating Clauses Affecting our Debt. Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

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1.9 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

Contractual obligations.  We have certain contractual obligations that extend beyond June 30, 2013. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2012 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our unaudited interim condensed consolidated statement of financial position included in this document.

(In millions of euros)
Contractual payment obligations	Payment deadline
	Less than one year	7/1/2013- 12/31/2014	2015-2016	2017 and after	Total
Financial debt (excluding finance leases)	848	589	1,517	1,888	4,842
Finance lease obligations (1)	8	4	2	-	14
Equity component of convertible bonds	24	-	144	72	240
Sub-total - included in statement of financial position	880	593	1,663	1,960	5,096
Finance costs on financial debt (2)	287	392	342	1,034	2,055
Operating leases	207	199	209	245	860
Commitments to purchase fixed assets	46	-	-	-	46
Unconditional purchase obligations (3)	616	448	304	376-	1,744
Sub total - commitments not included in statement of financial position	1,156	1,039	855	1,655	4,705
Total contractual obligations (4)	2,036	1,632	2,518	3,615	9,801

(1)	Of which € 6 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.

(2)

To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in note 14 of our first half 2012 unaudited interim condensed consolidated financial statements. If all outstanding debentures at June 30, 2012 were not redeemed at their respective put dates, an additional finance cost of approximately € 227 million (of which € 65 million would be incurred in 2013-2016 and the remaining part in 2017 or later) would be incurred until redemption at their respective contractual maturities.

(3)

Of which € 1,313, million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions” below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in our first half 2012 unaudited interim condensed consolidated financial statements (refer to note 17 of such statements).

Off-balance Sheet Commitments and Contingencies.  On June 30, 2012, our off-balance sheet commitments and contingencies amounted to € 1,896 million, consisting primarily of € 1,172 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or in inventory reserves. Not included in the € 1,896 million is approximately € 261 million in customer financing provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

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Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)

Off-balance sheet contingent commitments	June 30, 2012	June 30, 2011
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,172	1,050
Discounted notes receivable with recourse(1)	-	2
Other contingent commitments(2) (3)	718	972
Sub-total - Contingent commitments	1,890	2,024
Secured borrowings (4)	6	15
Cash pooling guarantee (5)	-	375
Total - Off-balance sheet commitments, cash pooling guarantee and secured borrowings (6)	1,896	2,414

(1)

Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in note 13 to our first half 2012 unaudited interim condensed consolidated financial statements.

(2)

The decrease between June 30, 2012 and June 30, 2011 is mainly explained by elimination of a guarantee on the previous sale of a business to NextiraOne (€ 128 million), and the reduction of guarantees on VAT (Value Added Taxes) in France (€ 154 million), partially offset by increases in other guarantees (€ 28 million).

(3)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.

(4)	Excluding the subordinated guarantees described below on certain bonds.

(5)

The cash pooling guarantee was granted to the banks operating the Group’s cash pooling until December 31, 2011. This guarantee covered the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.

(6)

Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table as they are included in our first half 2012 unaudited interim condensed consolidated financial statements. Refer to note 17 of such and note 26 of our 2011 audited consolidated financial statements for a summary of our expected contributions to these plans.

The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by us. The maximum potential amount reflects the undiscounted reliable best estimate of the highest payment that could effectively be made, even if the likelihood of occurrence of such payment is remote, and without taking into account any reduction related to potential recovery through recourse or collateralization provisions. If such a reliable best estimate is not available, the amount disclosed is the maximum amount the Group could be required to pay, with all the other characteristics remaining the same. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties are not included in the preceding table. These commitments are fully reflected in our unaudited interim condensed consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries” as long as the legal release of the guarantee has not been obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 1 million as of June 30, 2012 (€ 2 million as of June 30, 2011).

In connection with our consent solicitation to amend the indenture pursuant to which Alcatel-Lucent USA Inc.’s 2.875 % Series A convertible debentures due 2023 and 2.875 % Series B convertible debentures due 2025 were issued, on December 29, 2006 we issued a full and unconditional guaranty of these debentures. The guaranty is unsecured and is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations. These subordinated guarantees are not included in the preceding table.

Outsourcing Transactions.  During 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”), which it implemented in 2010. (Alcatel-Lucent also signed and implemented other outsourcing transactions in 2009 and 2010 with other service providers concerning payroll and certain R&D and business process activities).

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial transition and transformation phase, HP invested its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost € 200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. € 30 million of these restructuring costs were incurred during the six months period ended June 30, 2012 (€22 million in 2011 of which €17 million during the first six months).

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As part of the transfer of resources, Alcatel-Lucent has sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the Contractual payment obligations table above, representing a total amount of € 6 million in finance lease obligation as of June 30, 2012.

Also as part of the overall arrangement with HP, Alcatel-Lucent committed to purchase approximately € 451 million of HP goods and services. Of this amount, € 249 million represent Alcatel-Lucent’s commitment to effect purchases every year over the four-year period from January 1, 2010 through October 31, 2013 in an amount equal to the amount spent by it in HP goods and services from November 1, 2008 through October 31, 2009, and € 202 million represent Alcatel-Lucent’s commitment to effect incremental purchases over the same four-year period of HP goods and services to be used in the context of customer networks. As of June 30, 2012, the remaining total commitment was € 276 million including a € 44 million of carry-over of previous commitments. The unconditional purchase commitments related to this agreement are included in the Contractual payment obligations table above, under the heading “Unconditional purchase obligations”.

The two following commitments were also included in the HP agreement:

•

A minimum value commitment regarding the amount of IT managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of € 1,408 million (which amount includes € 120 million of the € 200 million restructuring costs mentioned above and with a remaining commitment of € 877 million as of June 30, 2012) and

•

a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including the establishment of dedicated teams, representing a minimum investment of € 298 million over ten years (with a remaining commitment of € 160 million as of June 30, 2012).

These two commitments for their remaining part as of June 30, 2012 are included in the Contractual payment obligations table presented above, under the heading “Unconditional purchase obligations”.

Other Commitments – Contract Manufacturers/Electronic Manufacturing Services (EMS) providers. Alcatel-Lucent outsources a significant amount of manufacturing activity to a limited number of electronic manufacturing service (EMS) providers. The EMSs manufacture products using Alcatel-Lucent’s design specifications and they test platforms in line with quality assurance programs, and standards established by Alcatel-Lucent. EMSs are required to procure components and sub-assemblies that are used to manufacture products based on Alcatel-Lucent’s demand forecasts from suppliers in Alcatel-Lucent’s approved supplier lists.

Generally, Alcatel-Lucent does not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to Alcatel-Lucent upon delivery. Alcatel-Lucent records the inventory upon transfer of title from the EMS to Alcatel-Lucent. Alcatel-Lucent establishes provisions for excess and obsolete inventory based upon historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on Alcatel-Lucent’s behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (“NCNR”) component and sub-assembly orders that EMSs have with their suppliers for parts meant to be integrated into Alcatel-Lucent products. In the first half of 2012, Alcatel-Lucent recorded a charge of € 14 million for excess inventory commitments with our EMS providers compared to a charge of € 6 million in 2011 (of which € 5 million was during the first half of 2011).

Alcatel-Lucent generally does not have minimum purchase obligations in its contract-manufacturing relationships with EMS providers and therefore the Contractual payment obligations table presented above under the heading “Contractual Obligations”, does not include any commitments related to EMS providers.

Letter of Indemnity in favour of Louis Dreyfus Armateurs.  During the first half of 2011 we provided a Letter of Indemnity (“LOI”) in favour of Louis Dreyfus Armateurs (“LDA”), our co-venturer in the jointly-controlled entity Alda Marine, agreeing to indemnify them in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, in connection with the repairs conducted by us during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

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Our aggregate potential liability under this LOI may not exceed € 50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the level of radiation measured during the repairs were always below critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of June 30, 2012.

Specific commitments — Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. For example, Alcatel-Lucent USA Inc. has a provision of € 16 million as of June 30, 2012 for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean-up of the Fox River in Wisconsin, USA. In the first half of 2012 a reversal of this provision in the amount of € 1 million was accounted for based upon NCR Corporation’s reduction of the amount of the claim it has asserted against AT&T Corp. and Alcatel-Lucent (a reversal of € 3 million was accounted for in 2011). Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in our first half 2012 unaudited interim condensed consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

Alcatel-Lucent USA Inc.’s Guarantees and Indemnification Agreements

Alcatel-Lucent USA Inc. divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$ 51 million of lease obligations as of June 30, 2012 (U.S.$ 59 million of lease obligations as of December 31, 2011 and U.S.$ 72 million of lease obligations as of June 30, 2011), that were assigned to Avaya, LSI Corporation (formerly Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 10 years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Alcatel-Lucent USA Inc. is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments during the years prior to its separation from AT&T. Alcatel-Lucent USA Inc. has similar agreements with Avaya and LSI Corporation. Certain proposed or assessed tax adjustments are subject to these tax-sharing agreements. We do not expect that the outcome of these other matters will have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

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Alcatel-Lucent USA Inc.’s guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent issued a full and unconditional guaranty of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €462 million on June 30, 2012). The guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Financing. Based on standard industry practice, from time to time, we extend financing to certain of our customers by granting extended payment terms, making direct loans, or providing guarantees to third-party financing sources. More generally, as part of our business, we routinely enter into long-term contracts, involving significant amounts to be paid by our customers over time.

As of June 30, 2012, net of reserves, we had an exposure of approximately € 162 million under drawn customer financing arrangements, representing approximately € 153 million of deferred payments and loans, and € 9 million of guarantees. In addition, as of this date, we had further commitments to provide customer financing for approximately € 61 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

Outstanding customer financing and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges faced by the customer, changes in the competitive landscape, and the customer’s management experience and depth. When we detect potential problems, we take mitigating actions, which may include the cancellation of undrawn commitments. Although by taking such actions we may be able to limit the total amount of our exposure, we still may suffer losses to the extent of the drawn and guaranteed amounts.

Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Project Finance Credit and Collection group, and in some cases, be assessed by a central Financial Analysis Risk Assessment Team, each independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, if economic conditions and the telecommunications industry in particular were to deteriorate, leading to the financial failure of our customers, we may realize losses on credit we extended and loans we made to our customers, on guarantees provided for our customers and losses relating to our commercial risk exposure under long-term contracts, as well as the loss of our customer’s ongoing business. In such a context, should customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Capital Expenditures. We expect a somewhat higher amount of capital expenditures in 2012 compared to those of 2011, which amounted to € 558 million including capitalization of development expenditures (of which € 258 million during the first half 2011 and € 300 million during the second half 2011). We spent € 253 million in capital expenditures in the first half of 2012; consequently, we expect to make a higher amount of capital expenditures in the second half of the year. For a discussion of the funding of our capital expenditures program, see “Capital Resources – Cash Flow Outlook” above.

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1.10 OUTLOOK FOR FULL YEAR 2012

We expect to achieve an operating margin before restructuring costs, gain/loss on disposal of consolidated entities, litigations and postretirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) in the second half of 2012 that is better than in the first half of 2012, and we target a strong positive net cash position at the end of 2012.

1.11 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments

Although, at June 30, 2012, our exposure to financial market risks was not materially different from our exposure at the end of last year, as described in our 2011 20-F, outstanding amounts may vary significantly according to underlying exposures and fair value of derivative instruments changes depending on market conditions.

No significant change occurred in the first half 2012.

As a result of our hedging transactions, the fixed rate part of our gross financial debt represents approximately 90 % of such debt as of June 30, 2012 compared to 87% as of December 31, 2011.

As noted in our 2011 20-F, we are exposed to credit risk on marketable securities, cash and cash equivalents and derivative instruments in the event of counterparty default. We closely monitor this credit risk daily, with strict limits based on the counterparties’ credit ratings. As of today, we have not suffered any significant loss due to a counterparty default.

1.12 RESEARCH AND DEVELOPMENT

Cost. During the first half 2012, our research and development costs amounted to € 1,227 million, including the impact of the capitalization of development costs, the capital gain (loss) on disposal of fixed assets and € 64 million of impact of the purchase price allocation entries for the business combination with Lucent (which impact is disclosed in note 5b of our first half 2012 unaudited interim condensed consolidated financial statements, representing 18.2 % of revenues of the period, compared to costs of € 1,281 million in the first half of 2011 (of which € 75 million of impact of the purchase price allocation entries for the business combination with Lucent), representing 17.1 % of the revenues for that period. Excluding the impact of the capitalization of development costs and capital gain (loss) on disposal of fixed assets and the impact of the purchase price allocation entries of the business combination with Lucent, research and development costs amounted to € 1,163 million for the first half 2012 compared with € 1,206 million for the first half 2011.

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2. ALCATEL-LUCENT UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2012

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of euros except per share information)	Note	Six months ended June 30,
		2012 (a)	2012	2011 (1)
Revenues	(5) & (6)	$8,552	€6,751	€7,473
Cost of sales (2)		(5,897)	(4,655)	(4,849)
Gross profit		2,655	2,096	2,624
Administrative and selling expenses (2)		(1,576)	(1,244)	(1,385)
Research and development expenses before capitalization of development expenses		(1,543)	(1,218)	(1,275)
Impact of capitalization of development expenses		(11)	(9)	(6)
Research and development costs (2)		(1,554)	(1,227)	(1,281)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(5)	(475)	(375)	(42)
Restructuring costs (2)	(15)	(230)	(182)	(81)
Litigations	(15c)	1	1	4
Gain/(loss) on disposal of consolidated entities (3)		-	-	2
Post-retirement benefit plan amendments	(17)	38	30	67
Income (loss) from operating activities		(666)	(526)	(50)
Interest related to gross financial debt		(223)	(176)	(178)
Interest related to cash and marketable securities		53	42	30
Finance cost	(8)	(170)	(134)	(148)
Other financial income (loss)	(8)	43	34	186
Share in net income (losses) of equity affiliates		1	1	2
Income (loss) before income tax and discontinued operations		(792)	(625)	(10)
Income tax (expense) benefit	(10)	143	113	29
Income (loss) from continuing operations		(649)	(512)	19
Income (loss) from discontinued operations		822	649	34
Net Income (Loss)		173	137	53
Attributable to:
- Equity owners of the parent		182	144	33
- Non-controlling interests		(9)	(7)	20
Net income (loss) attributable to the equity owners of the parent per share
- Basic earnings per share	(11)	0.08	0.06	0.02
- Diluted earnings per share	(11)	0.08	0.06	0.02
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share
- Basic earnings per share		(0.28)	(0.22)	0.01
- Diluted earnings per share		(0.28)	(0.22)	0.01
Net income (loss) of discontinued operations per share
- Basic earnings per share		0.35	0.28	0.01
- Diluted earnings per share		0.35	0.28	0.01

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.2668 on June 29, 2012.

(1)	The figures for the six months ended June 30, 2011 are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	Classification of share-based payments between cost of sales, administrative and selling expenses, research & development costs and restructuring costs is provided in Note 7.

(3)	2011 amounts are mainly related to the disposal of the Vacuum business (see Note 3 of the 2011 audited consolidated financial statements filed as part of the 2011 20-F).

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of euros)	Six months ended June 30,
	2012 (a)	2012	2011
Net income (loss) for the period	$174	€137	€53
Items to be subsequently reclassified to Income Statement	149	118	(215)
Financial assets available for sale	9	7	6
Cumulative translation adjustments	122	97	(230)
Cash flow hedging	18	14	9
Tax on items recognized directly in equity	-	-	-
Items that will not be subsequently reclassified to Income Statement	(918)	(725)	-
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(1,013)	(800)	(47)
Tax on items recognized directly in equity	95	75	47
Other adjustments	-	-	-
Other comprehensive income/(loss) for the period	(769)	(607)	(215)
Total comprehensive income (loss) for the period	(595)	(470)	(162)
Attributable to:
• Equity owners of the parent	(606)	(479)	(142)
• Non-controlling interests	11	9	(20)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.2668 on June 29, 2012.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of euros) ASSETS	Notes	June 30, 2012 (a)	June 30, 2012	December 31, 2011
Non-current assets:
Goodwill	(12)	$5,646	€4,457	€4,389
Intangible assets, net		2,107	1,663	1,774
Goodwill and intangible assets, net		7,753	6,120	6,163
Property, plant and equipment, net		1,556	1,228	1,263
Investment in net assets of equity affiliates		21	17	12
Other non-current financial assets, net		488	385	521
Deferred tax assets		2,102	1,659	1,954
Prepaid pension costs	(17)	3,544	2,798	2,765
Other non-current assets		415	328	296
Total non-current assets		15,879	12,535	12,974
Current assets:
Inventories and work in progress, net	(13)	2,825	2,230	1,975
Trade receivables and other receivables, net	(13)	4,032	3,183	3,407
Advances and progress payments	(13)	77	61	66
Other current assets		1,064	840	977
Current income taxes		160	126	129
Marketable securities, net	(16)	2,673	2,110	939
Cash and cash equivalents	(16)	3,673	2,899	3,534
Current assets before assets held for sale		14,504	11,449	11,027
Assets held for sale and assets included in disposal groups held for sale	(9)	6	5	202
Total current assets		14,510	11,454	11,229
Total assets		30,389	23,989	24,203

(In millions of euros) EQUITY AND LIABILITIES	Notes	June 30, 2012 (a)	June 30, 2012	December 31, 2011
Equity:
Capital stock (€ 2 nominal value: 2,326,563,826 ordinary shares issued at June 30, 2012, 2,324,765,381 ordinary shares issued at June 30, 2011 and 2,325,383,328 ordinary shares issued at December 31, 2011)		$5,894	€4,653	€4,651
Additional paid-in capital		21,241	16,767	16,757
Less treasury stock at cost		(1,985)	(1,567)	(1,567)
Accumulated deficit, fair value and other reserves		(20,454)	(16,146)	(16,536)
Cumulative translation adjustments		(589)	(465)	(546)
Net income (loss) - attributable to the equity owners of the parent		182	144	1,095
Equity attributable to equity owners of the parent		4,289	3,386	3,854
Non-controlling interests		1,100	868	747
Total equity		5,389	4,254	4,601
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(17)	7,920	6,252	5,706
Convertible bonds and other bonds, long-term	(14) & (16)	4,800	3,789	4,152
Other long-term debt	(16)	267	211	138
Deferred tax liabilities		1,105	872	1,017
Other non-current liabilities		220	174	211
Total non-current liabilities		14,312	11,298	11,224
Current liabilities:
Provisions	(15)	1,874	1,479	1,579
Current portion of long-term debt and short-term debt	(16)	1,084	856	329
Customers’ deposits and advances	(13)	1,134	895	590
Trade payables and other payables	(13)	4,833	3,815	3,892
Current income tax liabilities		192	152	131
Other current liabilities		1,568	1,238	1,729
Current liabilities before liabilities related to disposal groups held for sale		10,685	8,435	8,250
Liabilities related to disposal groups held for sale	(9)	3	2	128
Total current liabilities		10,688	8,437	8,378
Total Equity and Liabilities		30,389	23,989	24,203

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.2668 on June 29, 2012.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of euros)	Notes	Six months ended June 30, 2012 (a)	Six months ended June 30, 2012	Six months ended June 30, 2011(1)
Cash flows from operating activities
Net income (loss) - attributable to the equity owners of the parent		$182	€144	€33
Non-controlling interests		(8)	(7)	20
Adjustments	(18)	(351)	(277)	77
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(18)	(177)	(140)	130
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(13)	(333)	(263)	(123)
Trade receivables and other receivables	(13)	398	314	189
Advances and progress payments	(13)	6	5	(5)
Trade payables and other payables	(13)	(288)	(227)	(237)
Customers’ deposits and advances	(13)	309	244	(39)
Other current assets and liabilities		(263)	(208)	(92)
Cash provided (used) by operating activities before interest and taxes		(348)	(275)	(177)
Interest received		52	41	32
Interest paid		(190)	(150)	(168)
Taxes (paid)/received		(47)	(37)	(49)
Net cash provided (used) by operating activities		(533)	(421)	(362)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		13	10	6
Capital expenditures		(321)	(253)	(258)
Of which impact of capitalization of development costs		(168)	(133)	(120)
Decrease (increase) in loans and other non-current financial assets		(5)	(4)	9
Cash expenditure for obtaining control of consolidated companies	(18)	5	4
Cash proceeds from losing control of consolidated companies	(18)	-	-	3
Cash proceeds from sale of previously consolidated and non-consolidated companies		3	2	(4)
Cash proceeds from sale (cash expenditure for acquisition) of marketable securities		(1,464)	(1,156)	90
Net cash provided (used) by investing activities		(1,769)	(1,397)	(154)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt	(16)	(54)	(43)	65
Issuance of long-term debt	(16)	3	2	1
Repayment/repurchase of long-term debt	(16)	(133)	(105)	(848)
Net effect of exchange rate changes on inter-unit borrowings(2)		11	9	7
Cash proceeds (expenditures) related to changes in consolidated companies without loss of control		(1)	(1)
Capital increase (3)		154	122	15
Dividends paid		(5)	(4)	(69)
Net cash provided (used) by financing activities		(25)	(20)	(829)
Cash provided (used) by operating activities of discontinued operations		(96)	(76)	58
Cash provided (used) by investing activities of discontinued operations		1,424	1,124	(8)
Cash provided (used) by financing activities of discontinued operations		1	1	(48)
Net effect of exchange rate changes		184	145	(223)
Net Increase (Decrease) In Cash And Cash Equivalents		(816)	(644)	(1,566)
Cash and cash equivalents at beginning of period / year		(4,477)	3,534	5,040
Cash and cash equivalents at beginning of period / year classified as assets held for sale		11	9
Cash and cash equivalents at end of period / year (4)		3,672	2,899	3,474
Cash and cash equivalents at end of period / year classified as assets held for sale		-	-	-
Cash and cash equivalents including cash and cash equivalents classified as held for sale at end of period		3,672	2,899	3,474

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.2668 on June 29, 2012.

(1)

The figures for the six months period ended June 30, 2011 are re-presented to reflect the impact of the change in the presentation of the net effect of exchange rate changes on inter-unit borrowings denominated in USD (see Notes 4 and 18) and to reflect the impacts of discontinued operations (see Note 9).

(2)	See Note 4.

(3)	Of which € 13 million related to stock options exercised during the six months ended June 30, 2012.

(4)

Includes € 797 million of cash and cash equivalents held in countries subject to exchange control restrictions as of June 30, 2012 (€ 890 million as of June 30, 2011 and € 959 million as of December 31, 2011). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

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        UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros and number of shares)	Number of shares (3)	Capital stock	Additional paid-in capital	Accumulated deficit	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non-controlling interests	TOTAL
Balance at December 31, 2010 after appropriation	2,260,183,129	4,637	16,726	(13,665)	(1,808)	(1,566)	(779)	-	3,545	660	4,205
Changes in equity for the six-month period ended June 30, 2011
Total comprehensive income (loss) for the six-month period ended June 30, 2011 (1)					15		(190)	33	(142)	(20)	(162)
Other capital increases (2)	6,379,833	13	2						15		15
Share-based payments			15						15		15
Treasury stock	(50,089)					(1)			(1)		(1)
Dividends									-	(16)	(16)
Other adjustments				(12)					(12)	6	(6)
Balance at June 30, 2011	2,266,512,873	4,650	16,743	(13,677)	(1,793)	(1,567)	(969)	33	3,420	630	4,050
Changes in equity for the last six months of 2011
Total comprehensive income (loss) for the last six months of 2011 (1)					(1,067)		423	1,062	418	119	537
Other capital increases (2)	617,947	1	-						1		1
Share-based payments			14						14		14
Treasury stock	32,564					-			-		-
Dividends									-	(1)	(1)
Other adjustments				1					1	(1)	-
Appropriation				1,095				(1,095)
Balance at December 31, 2011 after appropriation	2,267,163,384	4,651	16,757	(12,581)	(2,860)	(1,567)	(546)	-	3,854	747	4,601
Changes in equity for the six-month period ended June 30, 2012
Total comprehensive income (loss) for the six-month period (1)					(705)		81	144	(480)	9	(471)
Other capital increases	1,180,498	2	(2)						-	122	122
Share-based payments			12						12	-	12
Treasury stock	38,722								-	-	-
Dividends									-	(10)	(10)
Other adjustments									-	-	-
Balance at June 30, 2012	2,268,382,604	4,653	16,767	(12,581)	(3,565)	(1,567)	(465)	144	3,386	868	4,254

(1)	See unaudited interim condensed consolidated statements of comprehensive income.

(2)	Of which 6,877,148 shares issued related to stock options or restricted stock units (see Note 24 of the 2011 audited consolidated financial statements filed as part of the 2011 20F).

(3)	See Note 11a.

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NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. On November 30, 2006, Alcatel changed its name to Alcatel-Lucent on completion of the business combination with Lucent Technologies Inc. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, unless its existence is extended or shortened by shareholder vote. Alcatel-Lucent’s headquarters are located at 3, avenue Octave Gréard, 75007, Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

The unaudited interim condensed consolidated financial statements reflect the results and financial position of Alcatel-Lucent and its subsidiaries (the “Group”) as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million.

The Group develops and integrates technologies, applications and services to offer innovative global communications solutions.

On July 25, 2012, the Board of Directors authorized the issuance of these unaudited interim condensed consolidated financial statements at June 30, 2012.

NOTE 1.    Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (“EU”), as of the date when our Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

IFRSs can be found at: www.ec.europa.eu/internal_market/accounting/ias/index_en.htm.

IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, International Accounting Standards (“IASs”) and accounting interpretations issued by the IFRS Interpretations Committee, or by the former Standing Interpretations Committee (“SIC”).

As of June 30, 2012, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

❖

IAS 39 "Financial Instruments: Recognition and Measurement" (reissued December 2003), which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements;

❖

Amendment to IAS 12 “Deferred Tax: Recovery of Underlying Assets” (issued December 2010). This amendment relates to measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 “Investment Property”. This amendment has no impact on Alcatel-Lucent’s financial statements; and

❖	Amendment to IFRS 1 “Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters” (issued December 2010). This amendment has no impact on Alcatel-Lucent’s financial statements.

As a result, the Group’s unaudited interim condensed consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

Published IASB financial reporting standards, amendments and interpretations applicable to the Group, that the EU has endorsed, that are mandatory in the EU as of January 1, 2012, and that the Group has adopted

•	Amendments to IFRS 7 “Disclosures – Transfers of Financial Assets” (issued October 2010).

Published IASB financial reporting standards, amendments and interpretations applicable to the Group, that the EU has endorsed but are not yet mandatory

❖	IAS 19 “Employee Benefits” (revised and issued June 2011);

❖

Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” (issued June 2011). The Group decided to apply these amendments early with effect as of the consolidated financial statements at December 31, 2011.

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Published IASB financial reporting standards, amendments and interpretations that are not mandatory and that the EU has not endorsed

The IASB published the following standards and amendments prior to June 30, 2012 that are not mandatory:

❖	IFRS 9 “Financial Instruments: Classification and Measurement of Financial Assets” (issued November 2009);

❖	IFRS 9 “Financial Instruments: Classification and Measurement of Financial Liabilities” (issued October 2010);

❖	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

❖	IAS 27 “Separate Financial Statements” (issued May 2011). IFRS 10 and IAS 27 supersede IAS 27 “Consolidated and Separate Financial Statements” (as amended in 2008);

❖	IFRS 11 “Joint Arrangements” (issued May 2011);

❖	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011). This IAS supersedes IAS 28 “Investments in Associates” (as revised in 2003);

❖	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);

❖	IFRS 13 “Fair Value Measurement” (issued May 2011);

❖	IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine” (issued October 2011);

❖	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

❖	Amendments to IFRS 7 “Disclosures - Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

❖	Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date and Transition Disclosures” (issued December 2011);

❖	Amendments to IFRS 1 “Government Loans” (issued March 2012);

❖	Annual Improvements to IFRSs (2009 – 2011) (issued May 2012); and

❖	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (issued June 2012).

From the above list we describe below those new or revised accounting standards that may potentially impact our financial statements when they become mandatory in the EU.

IFRS 10 “Consolidated Financial Statements”

Based on a preliminary study of this new standard, we have not identified any material impacts regarding the future application of this standard. However, our final assessment of the standard’s potential impacts is not yet complete.

IFRS 11 “Joint Arrangements”

Alda Marine and AMIBIR (Alda Marine - Ile de Bréhat - Ile de Ré) are the only entities that Alcatel-Lucent consolidates using proportionate consolidation. Alcatel-Lucent owns 51% of Alda Marine and has a 69% indirect interest in AMIBIR through Alcatel-Lucent Submarine Networks France. Alda Marine owns the remaining 31% of AMIBIR. Alda Marine and AMIBIR are jointly controlled (as defined by IAS 31 – Interests in Joint Ventures) with Louis Dreyfus Armateurs, which holds the remaining shares in Alda Marine. Under IFRS 11, joint arrangements are to be accounted for either as a joint operation or as a joint venture. Alda Marine and AMIBIR are each viewed as joint ventures under IAS 31 and therefore these entities will be accounted for under the equity method from January 1, 2013 onwards, because joint ventures can no longer be consolidated using the proportionate method. If we had accounted for these entities under the equity method as of June 30, 2012, it would have resulted in (i) no impact on income from operating activities, (ii) a decrease in net financial debt of € 33 million, and (iii) a decrease in property, plant and equipment of € 32 million.

Based on a preliminary study of IFRS 11, we have not identified any other impacts regarding the future application of this standard. However, our final assessment of the standard’s potential impacts is not yet complete.

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IAS 19 - Employee Benefits

On June 16, 2011, the IASB issued a revised IAS 19 “Employee Benefits” that is mandatory for annual periods beginning on or after January 1, 2013. Even if earlier application is permitted, Alcatel-Lucent does not intend to apply the revised standard early. For Alcatel-Lucent, this revised standard mainly impacts the financial component of pension and post-retirement benefit costs recognized in the “Other financial income (loss)” caption in the unaudited interim condensed consolidated income statements. Currently, this financial component is determined as the net of the interest cost on the defined benefit obligation (based on the discount rate applied) and the expected income on plan assets (based on the expected rate of return on plan assets). In addition, the financial component for Alcatel-Lucent’s U.S. plans is updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return of plan assets is reviewed annually or upon the occurrence of a significant event such as a change in the asset allocation). Under the revised standard, the financial component will be called “net interest on the net defined benefit liability (asset)” and will be measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling; each of these interest amounts being computed using the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1 without any quarterly update.

The following table compares the historical expected rates of return on plan assets used to determine the expected returns on plan assets based on the current standard, and the rates that would have been used, had the revised standard been applied. It also shows the actual rates of return on plan assets. The actual return on plan assets is based on our main pension plans (United States, France, Germany, United Kingdom, the Netherlands and Belgium) that represent 99.6% of Alcatel-Lucent's plan asset fair values. For comparison purposes, all weighted average rates shown below are based on opening plan asset fair values.

	Discount rate (revised IAS19)	Expected rate of return on plan assets (current IAS19)	Actual rate of return on plan assets
2007	5.61%	7.39%	11.49%
2008	6.09%	7.07%	(7.94)%
2009	6.12%	6.69%	10.93%
2010	5.44%	6.55%	11.64%
2011	4.88%	6.37%	10.57%
5-year average	5.63%	6.82%	7.34%

The application of this revised standard would have had a negative impact on “Other financial income (loss)” in our consolidated income statements (and therefore on income (loss) before income tax and discontinued operations) of approximately € (324) million for the 6-month period ended June 30, 2012 and € (541) million in 2011. This negative impact, however, would have been offset by an identical positive impact in the consolidated statements of comprehensive income. This revised standard, therefore, would have no impact on either income (loss) from operating activities or on Group equity. It would also have no impact on funding requirements.

Due to more precise guidance regarding the use of mortality tables, as required by IAS 19 revised paragraph 82, the mortality table used for U.S. plans was amended as of December 31, 2011.

No other material impacts have been identified regarding the future application of this revised standard.

The accounting policies and measurement principles adopted for the unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2012 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2011.

Unaudited interim condensed consolidated financial statements

Seasonal nature of activity

The typical quarterly pattern in our revenues - a weak first quarter, a strong fourth quarter, and second and third quarter results that fall between those two extremes – generally reflects the traditional seasonal pattern of service providers’ capital expenditures. In 2011, however, the typical seasonal pattern in our revenues was somewhat distorted due to stronger first-half spending in the U.S. and a weaker than expected fourth quarter given market uncertainty and selective spending from service providers, particularly in Europe.

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NOTE 2.    Principal uncertainties regarding the use of estimates

The preparation of consolidated interim financial statements in accordance with IFRSs requires that the Group make a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of June 30, 2012. Subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/ Goodwill

(In millions of euros)	June 30, 2012	December 31, 2011
Goodwill, net	4,457	4,389

Goodwill amounting to € 8,051 million and intangible assets amounting to € 4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk-adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired). The remaining outstanding amounts as of June 30, 2012 are € 2,343 million of goodwill and € 968 million of intangible assets.

No impairment loss on goodwill was accounted for during the first six months of 2012, the first six months of 2011 or the year 2011.

The carrying value of each group of cash generating units (which we consider to be each Product Division (PD)) is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each PD is calculated using a five-year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each PD is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

❖	five-year discounted cash flow analysis plus a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

❖

five-year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization - “EBITDA”) to measure discounted residual value.

In the second quarter of 2011, the recoverable values of the groups of cash generating units that include our goodwill and intangible assets, as determined for the annual impairment tests performed by the Group, were based on key assumptions which could have a significant impact on the consolidated financial statements. Some of these key assumptions were:

❖	discount rate;

❖	a faster growth of our Group than our addressable market in 2011; and

❖	a significant increase in profitability in 2011 with a segment consolidated operating income above 5% of 2011 revenues.

Following the revised 2011 outlook published in October 2011 and the increase of the discount rate from 10.0% to 11.0% between the date of the 2011 annual impairment test of goodwill and the end of the year, it was decided to perform an additional impairment test as at December 31, 2011.

The recoverable values of the groups of cash generating units that include our goodwill and intangible assets, as determined for the additional impairment test performed by the Group in the fourth quarter of 2011, were based on key assumptions which could have a significant impact on the consolidated financial statements. Some of those key assumptions were:

❖	discount rate; and

❖	acceleration of the overall actions taken to reduce the cost structure with contemplated additional savings.

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The discount rate used for the additional impairment test performed in the fourth quarter of 2011 was the Group’s weighted average cost of capital (“WACC”) of 11% and the discount rate for the annual 2011 impairment test was also based on the Group’s WACC, which was 10% as of June 30, 2011. The discount rates used for both the annual and additional impairment tests are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Following the additional impairment test of goodwill performed in the fourth quarter of 2011, Management decided to change the date of the annual impairment test of goodwill and to perform it, from January 1, 2012 onwards, in the fourth quarter of each year instead of in the second quarter.

IAS 36 § 96 stipulates that “the annual impairment test for cash-generating units to which goodwill has been allocated may be performed at any time during an annual period, provided the test is performed at the same date every year”. As we performed an additional impairment test in the fourth quarter of 2011 and as the figures of the budget for the next year are not known in the second quarter but are only determined in the fourth quarter, we considered it would be more efficient and relevant in the future to perform the annual impairment test in the fourth quarter instead of in the second quarter.

As indicated in Note 1g of our 2011 audited consolidated financial statements filed as part of the 2011 20-F, in addition to the annual goodwill impairment tests that occur each year, impairment tests are carried out as soon as Alcatel-Lucent has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the net assets concerned. Changes in the market conditions, or in the cash flows initially estimated, can therefore lead to a review and a change in the impairment losses previously recorded.

Due to the continuous change in the economic environment, the volatile behaviour of the financial markets and the deterioration in our adjusted operating income as compared to our budget, which led to the profit warning issued by Alcatel-Lucent on July 17, 2012, the Group assessed whether, as of June 30, 2012, there was any indication that any PD goodwill may be impaired as of June 30, 2012.

For one of our PDs (Wireline Networks), the recoverable value of its net assets slightly exceeded their carrying value as of December 31, 2011. In the context of identifying the existence of potential triggering events in the second quarter of 2012 that would justify performing an additional impairment test, we re-examined the assumptions that were made in arriving at the recoverable value of this PD as of December 31, 2011. We concluded that those assumptions were still valid, that the trends observed recently were showing some improvements and that the recoverable value of the PD’s net assets should still be higher than their carrying value as of June 30, 2012 compared to December 31, 2011. Accordingly, we performed no additional impairment test for this PD in the second quarter of 2012.

The Group also concluded that no triggering events arose in respect of all the other PDs that would justify performing an additional impairment test as of June 30, 2012, with the exception of four divisions: the Wireless, Optics, Managed & Outsourcing Solutions and Networks Build and Implementation (NBI). The assumptions that had been made in arriving at the recoverable values of these four divisions at December 31, 2011 changed between December 31, 2011 and June 30, 2012, explaining the profit warning issued on July 17, 2012. These changes in assumptions were analyzed as triggering events. Selective additional impairment tests were therefore performed (refer to note 12), which demonstrated that, although the recoverable values of the four divisions had decreased, they still exceeded the corresponding net asset carrying values. Accordingly, no impairment loss was identified in accordance with IAS 36 requirements. The discount rate used for these selective additional impairment tests was unchanged at 11% compared to the additional impairment test performed during the fourth quarter of 2011.

However, for the Optics PD, as disclosed in such note 12, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2012 was slightly positive and the recoverable value was based upon a value in use of € 1,527 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value (i.e. value in use) of this PD could therefore cause the Group to account for an impairment charge in the future. The carrying value of the net assets of this Product Division as of June 30, 2012 was € 1,511 million, including goodwill of € 1,165 million.

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The key assumptions used to determine the value in use of this Product Division were the following:

•	Discount rate of 11%;

•	Perpetual growth rate of 1.5%; and

•	Significant development of the Wavelength-Division Multiplexing (WDM) market in the next five years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2012 recoverable value of this PD by € 87 million, leading to a goodwill impairment loss of € 71 million.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2012 recoverable value of this PD by € 45 million, leading to a goodwill impairment loss of € 29 million.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the June 30, 2012 recoverable value of this PD by € 180 million, leading to a goodwill impairment loss of € 164 million.

b/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	June 30, 2012	December 31, 2011
Related to the disposal of the Genesys business (1)	-	363
Related to the United States	1,387	1,294	(2)
Related to other tax jurisdictions	272	297	(2)
Total	1,659	1,954

(1)

Represents estimated deferred tax assets relating to tax losses carried forward as of December 31, 2011 that will be used to offset the taxable capital gains on the disposal of the Genesys business in 2012. The impact of recognizing these deferred tax assets in 2011 was recorded in the income statement in the “Income (loss) from discontinued operations” line item for an amount of € 338 million (U.S.$ 470 million). The amount of deferred tax assets accounted for as of December 31, 2011 is based on an estimated allocation of the selling price, which could differ in some respects from the definitive allocation. This could have an impact on the Group’s tax losses carried forward. These estimated deferred tax assets were expensed in 2012 (with a negative impact in “Income (loss) from discontinued operations” of € 363 million or U.S.$ 470 million) when the corresponding capital gains were recorded.

(2)

Following the performance of the 2011 goodwill impairment tests performed in the second and fourth quarters of 2011, a reassessment of deferred taxes, updated as of December 31, 2011, resulted in increasing the deferred tax assets recorded in the United States and reducing those recognized in France compared to the situation as of December 31, 2010.

The evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1l of our 2011 audited consolidated financial statements filed as part of the Group’s 2011 20-F. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecasted that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on Alcatel-Lucent’s statement of financial position and net income (loss).

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of June 30, 2012 are € 469 million (€ 586 million as of June 30, 2011 and € 591 million as of December 31, 2011).

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in the combined company’s financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement.

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c/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Alcatel-Lucent’s results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on Alcatel-Lucent’s results or equity attributable to equity owners of the parent.

Weighted average rates used to determine the pension and post-retirement expense	Six months ended June 30, 2012	Six months ended June 30, 2011
Weighted average expected rates of return on pension and post-retirement plan assets	6.10%	6.47%
Weighted average discount rates used to determine the pension and post-retirement expense	3.92%	4.92%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a € 264 million increase in pre-tax income during the first six months of 2012 (€ 225 million increase in pre-tax income during the first six months of 2011 and € 429 million increase in pre-tax income during 2011 - see note 17). Included in the € 429 million increase in 2011 was € 67 million booked as a result of the changes to the management retiree pension plan and to the management retiree healthcare benefit plans, as described in note 17.

Discount rates

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for Alcatel-Lucent’s non U.S. plans are determined based on Bloomberg AA Corporate yields.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2011 net pension and post-retirement result by approximately € (63) million and € 67 million, respectively.

Expected return on plan assets

Expected return on plan assets for Alcatel-Lucent’s U.S. plans is determined based on recommendations from our external investment advisor and our own historical returns experience. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. Although these assumptions are reviewed each year, we do not update them for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The 2012 second quarter expected return on plan assets (accounted for in “other financial income (loss)”) for Alcatel-Lucent’s U.S. plans is based on March 31, 2012 plan asset fair values. However, the expected return on plan assets for Alcatel-Lucent’s non U.S. plans is based on the fair values of plan assets at December 31, 2011 for each quarter of 2012.

Holding all other assumptions constant, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2011 net pension and post-retirement result by approximately € 133 million.

For its U.S. plans, Alcatel-Lucent recognized a U.S. $ 6 million (€ 5 million) decrease in the net pension credit during the second quarter of 2012, which is accounted for in “other financial income (loss)”. This decrease corresponds to a decrease in the expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the change of the expected rate of return and a higher interest cost due to an increase in discount rates. On Alcatel-Lucent’s U.S. plans, Alcatel-Lucent expects a U.S. $ 40 million increase in the net pension credit to be accounted for in “other financial income (loss)” between the second and third quarters of 2012. Alcatel-Lucent does not anticipate a material impact outside its U.S. plans.

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Healthcare inflation trends

Regarding healthcare inflation trend rates for Alcatel-Lucent’s U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of Alcatel-Lucent’s U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

Participation assumptions

Alcatel-Lucent’s U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

As there are less and less experience data because of smaller employee pools to develop our own experience mortality assumptions, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$ 128 million positive effect on the benefit obligation of the Management Pension Plan and a U.S.$ 563 million negative effect on the benefit obligation of the U.S. Occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

Pursuant to a decision of our Board of Directors at its meeting on July 29, 2009, the following modifications were made to the asset allocation of Alcatel-Lucent’s pension funds: the investments in equity securities were to be reduced from 22.5% to 15% and the investments in bonds were to be increased from 62.5% to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) remained unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities. The impact of these changes was reflected in our expected return assumptions for year 2010.

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s Management plan: the portion of funds invested in public equity securities was reduced from 20% to 10%, the portion invested in fixed income securities was increased from 60% to 70 % and the portion invested in alternatives remains unchanged. These changes are expected to reduce the volatility of the funded status and reduce the expected return on plan assets by 50 basis points, with a corresponding negative impact in our pension credit in the second half of 2011. No change was made in the allocation concerning our Group’s occupational plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the June 30, 2012 actual fair values of private equity, venture capital, real estate and absolute return investments were 10% lower than the ones used for accounting purposes as of June 30, 2012, and since the Management Pension Plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately € 265 million.

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2010 U.S. Health Care Legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law; and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under this legislation, the subsidy paid to Alcatel-Lucent by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a € 76 million charge to the consolidated income statement and a € 6 million profit to the consolidated statement of comprehensive income for the year ended December 31, 2010 (refer to note 9a of the 2011 audited consolidated financial statements). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we offer to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of € 6 million recognized in the consolidated statement of comprehensive income as an actuarial loss for the year ended December 31, 2010. One additional provision of the new health care law pertaining to the excise tax on high-cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by the actuary to assess the impact working with the very limited guidance available. Under the various considerations necessary due to the uncertainty associated with the appropriate methodology to be utilized, the impact was shown to be immaterial. As additional regulatory guidance is issued, this initial assessment will be revisited.

Asset ceiling

According to IAS 19, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and prior service costs, (ii) the present value of any available refunds from the plan and (iii) any reduction in future contributions to the plan. Alcatel-Lucent has used and intends to use in the future eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, which use is considered as a refund from the pension plan when setting the asset ceiling.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For formerly union-represented retirees, we expect to fund our current retiree healthcare obligation with Section 420 Transfers from the U.S. Occupational pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits. We selected among numerous methods available for valuing plan assets and obligations for funding purposes and for determining the amount of excess assets available for Section 420 Transfers. Also, asset values for private equity, real estate, and certain alternative investments, and the obligation based on January 1, 2012 census data will not be final until late in the third quarter of 2012. Prior to the Pension Protection Act of 2006 (the "PPA"), Section 420 of the U.S. Internal Revenue Code allowed for a Section 420 Transfer in excess of 125% of a pension plan’s funding obligation to be used to fund the healthcare costs of that plan’s retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% of the retiree population, during the five-year period.

The PPA, as amended by the U.S. Troop readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collective bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes, we estimated that as of December 31, 2011, the excess of assets above 120% of the plan obligations was U.S. $ 2.3 billion (€1.7 billion), and the excess above 125% of plan obligations was U.S. $ 1.8 billion (€ 1.4 billion).

The PPA, as amended by the Moving Ahead for Progress in the 21st Century Act of 2012, Part II, extends the period during which employers may make transfers of “excess pension assets” to fund retiree health benefits and expands the types of transfers that can be made to include transfers for post-retirement life insurance. We intend to amend the U.S. Occupational pension plan to reflect the law’s extension for making transfers and also to provide for transfers for retiree life insurance. Such amendment, expected to be made during the third quarter of 2012, continues a source of funding for healthcare benefits currently provided to the U.S. occupational retirees who participate in the pension plan and will now also make available an additional funding source for such participants’ retiree life insurance. The amendment will also allow the Company, via a reduction in the asset ceiling effect, to recognize on its statement of financial position additional pension assets of approximately U.S. $ 600 million (€ 477 million) that will be available to pay this retiree life insurance liability. However, deterioration in the funded status of the U.S. Occupational pension plan could negatively impact our ability to make future Section 420 Transfers.

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d/ Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in note 14. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1q of our 2011 audited consolidated financial statements filed as part of the 2011 20-F. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or loss in the net income (loss).

As described in notes 8, 14 and 16, such a change in estimates occurred during the second quarter of 2012 regarding Lucent’s 2.875% Series B convertible debentures. Similar changes in estimates could occur later on for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in note 1q of our 2011 audited consolidated financial statements filed as part of the 2011 20-F, has been recorded in “other financial income (loss)” as a result of a change in the Group’s estimate of redemption triggers for an amount of U.S.$ (229) million or € (176.5) million for the six-month period ended June 30, 2012.

Regarding Lucent’s 2.875% Series B convertible debenture, if all or part of the bond holders do not ask for redemption at the June 15, 2013 optional redemption date, the estimated cash flows related to the remaining debt will then be revised accordingly, if new estimates are considered as reliable, with a corresponding potential positive impact on the financial result. The initial accounting treatment could then be resumed.

NOTE 3.    Changes in consolidated companies

No material change in consolidated companies occurred during the first six months of 2012 except for the following: on February 1, 2012, we concluded the sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm), for cash proceeds of U.S.$ 1.5 billion, pursuant to a binding offer that we had received on October 19, 2011.

No material change in consolidated companies occurred during 2011 except the agreement signed on October 19, 2011 to dispose of the Genesys business. This business was therefore accounted for as discontinued activity as of December 31, 2011.

NOTE 4.    Change in accounting policy and presentation

No change in accounting policy or in presentation occurred in the six-month period ended June 30, 2012 apart from the change in presentation detailed hereafter and the new date of the annual impairment test of goodwill as disclosed in note 2a.

Presentation of exchange rate changes on inter-unit loans and borrowings in the consolidated statements of cash flows.

Alcatel-Lucent subsidiaries, such as Alcatel-Lucent USA Inc., whose functional currency is the U.S.$, make inter-unit loans denominated in U.S.$ to the central treasury department of Alcatel-Lucent, the parent company. On consolidation, such loans are translated into € and any changes from one period to another in the € value of such loans are recorded in “Cumulative translation adjustments” in other comprehensive income. In the parent company, exchange rate changes from one period to another on such U.S.$ denominated inter-unit borrowings are recorded in “Other financial income (loss)” in the consolidated income statement and in “Cash from operating activities” in the consolidated statement of cash flows. Any closing balances on these inter-unit loans and borrowings are eliminated on consolidation.

After swapping the funds received from these U.S.$ inter-unit borrowings into €, the central treasury department made loans in € to other Alcatel-Lucent subsidiaries, whose functional currency is the €. To mitigate the exchange risk on the inter-unit borrowings, the central treasury department put in place corresponding derivatives. The change in fair value of these derivatives is accounted for as an exchange gain or loss in “Other financial income (loss)”. The net impact on “Other financial income (loss)” resulting from both the translation into € of the U.S.$ denominated inter-unit borrowings and the corresponding derivatives is nil, because all the funds from the borrowings were swapped into €.

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In the cash flow statement, the change in fair value of the derivatives used to be included in the adjustments for non-cash items, disclosed in note 19a under the caption “Provisions, other impairment losses and fair value changes”, and the cash received or paid at maturity on the derivatives used to be reported in the operating activities under the caption “Changes in other current assets and liabilities”. The impact of the inter-unit borrowings denominated in U.S.$ on the cash from operating activities was therefore equal to the exchange gain or loss from the translation into € of the U.S.$ inter-unit borrowings in the parent company, plus or minus the cash-in or cash-out on the derivatives.

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As all these impacts are related to the Group’s financial debt, and to ensure consistency with the presentation of the corresponding derivatives in the Group’s net (debt) cash position, as disclosed in Note 17 of these unaudited interim condensed consolidated financial statements, from January 1, 2012 onwards, such impacts are now reported in cash provided (used) by financing activities instead of cash provided (used) by operating activities, resulting in consistency between the statement of cash flows and the statement of financial position.

The impact of this change in presentation for 2011 is presented below:

Statement of cash flows – reclassified (In millions of euros)	As Published in 2011		Reclassification		Re-presented
	June 30, 2011	December 31, 2011	June 30, 2011(1)	December 31, 2011	June 30, 2011	December 31, 2011
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	258	503	(128)	103	130	606
Change in operating working capital	(215)	(200)	-	-	(215)	(200)
Other current assets and liabilities	(213)	24	121	(37)	(92)	(13)
Net cash provided (used) by operating activities before interest & taxes	(170)	327	(7)	66	(177)	393
Interest and taxes received/(paid)	(185)	(308)	-	-	(185)	(308)
Net cash provided (used) by operating activities	(355)	19	(7)	66	(362)	85
Net cash provided (used) by investing activities	(154)	(782)	-	-	(154)	(782)
Net effect of exchange rate changes on inter-unit borrowings	-	-	7	(66)	7	(66)
Other cash movements in financing activities	(836)	(939)	-	-	(836)	(939)
Net cash provided (used) by financing activities	(836)	(939)	7	(66)	(829)	(1,005)
Cash provided (used) by operating activities of discontinued operations	58	94	-	-	58	94
Cash provided (used) by investing activities of discontinued operations	(8)	(16)	-	-	(8)	(16)
Cash provided (used) by financing activities of discontinued operations	(48)	(80)	-	-	(48)	(80)
Net effect of exchange rate changes	(223)	207	-	-	(223)	207
Net Increase (Decrease) in cash and cash equivalents	(1,566)	(1,497)	-	-	(1,566)	(1,497)

(1)	June 30, 2011 figures reclassifications also include the impacts of discontinued operations.

2011

No change in accounting policy or in presentation occurred in 2011.

NOTE 5.    Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, information by operating segment comes from the business organization and activities of Alcatel-Lucent.

Starting with our July 20, 2011 organization announcement, we no longer organize our business according to the three former operating segments (also called business segments) - Networks, Applications, and Services, but according to the three operating segments, described hereunder:

Networks: this includes four main businesses - IP, Optics, Wireless and Wireline - that provide end-to-end communications networks and individual network elements. It also includes another smaller business, Radio Frequency Systems, which is part of our Wireless business. The operating segment Networks remains unchanged from its former organization;

Software, Services and Solutions: this includes two main businesses (a) Services, which designs, integrates, manages and maintains networks worldwide, and (b) Network Applications; and

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Enterprise: this includes voice telephone and data networking business for enterprises. It also included the Genesys contact center business until December 31, 2011. Genesys was not accounted for as a discontinued operation in 2011 for segment reporting purposes and was therefore included in the segment information for 2009, 2010 and 2011 in our 2011 audited consolidated financial statements filed as part of the 2011 20-F. Since this business was disposed of in the first quarter of 2012, it is now excluded from our segment reporting for all periods presented.

As part of the company’s continuing focus on applications and services, a new business group -Software, Services & Solutions- was formed by combining the (i) former Services operating segment, and (ii) the Network Applications division, which moved from the former Applications operating segment. The Enterprise operating segment is made up of the former Enterprise applications division, which was part of the former Applications Group.

The tables below present information for the three operating segments described above, which reflect the updated organization as per our July 20, 2011 announcement. Results of operations for the comparable 2011 period are presented according to the new organization structure and exclude the Genesys business in order to facilitate comparison with the current period.

The information by operating segment follows the same accounting policies as those used and described in these unaudited interim condensed consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

a/ Information by operating segment

(In millions of euros) Six months ended June 30, 2012	Networks	Software, Services & Solutions	Enterprise	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	4,205	2,020	357	6,582	169	6,751
Revenues from transactions with other operating segments	6	2	12	20	(20)	-
Revenues from operating segments	4,211	2,022	369	6,602	149	6,751
Segment operating income (loss)	(200)	7	(13)	(206)	(46)	(252)

(In millions of euros) Six months ended June 30, 2011(1)	Networks	Software, Services & Solutions	Enterprise	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	4,885	2,040	368	7,293	180	7,473
Revenues from transactions with other operating segments	8	6	21	35	(35)	-
Revenues from operating segments	4,893	2,046	389	7,328	145	7,473
Segment operating income (loss)	111	2	7	120	(29)	91

(1)	Six months ended June 30, 2011 is re-presented to reflect the impacts of discontinued operations (see Note 9).

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b/ Reconciliation to consolidated financial statements

(In millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011(1)
Revenues from reportable segments	6,602	7,328
Revenues from Other segment	169	180
Intersegment eliminations	(20)	(35)
Total Group revenues	6,751	7,473
Reportable segments operating income (loss)	(206)	120
Operating income (loss) from Other segment and unallocated amounts (2)	(46)	(29)
Segment operating income (loss)	(252)	91
PPA (3) adjustments (excluding restructuring costs)	(123)	(133)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(375)	(42)
Restructuring costs	(182)	(81)
Litigations	1	4
Gain/(loss) on disposal of consolidated entities	-	2
Post-retirement benefit plan amendments	30	67
Income (loss) from operating activities	(526)	(50)

(1)	Six months ended June 30, 2011 column is re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	Including €17 million of share-based payments that were not allocated to reportable segments in the six months ended June 30, 2012 (€ 22 million for the six months ended June 30, 2011).

(3)	PPA: purchase price allocation entries related to Lucent business combination.

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c/ Products and services revenues

The following table sets forth revenues and other income by product and service:

(In millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011(1)
IP products	901	753
Optics products	1,028	1,291
Wireline products	630	664
Wireless products (including Radio Frequency Systems)	1,646	2,177
Services	1,827	1,803
Network applications	193	237
Enterprise (excluding Genesys)	357	368
Other	169	180
TOTAL	6,751	7,473

(1)	Six months ended June 30, 2011 columns are re-presented to reflect the impacts of discontinued operations (see Note 9).

d/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Conso- lidated
Six months ended June 30, 2012 - Revenues by customer location	404	1,159	238	460	655	2,533	819	483	6,751
Six months ended June 30, 2011 - Revenues by customer location	683	1,260	275	543	634	2,833	686	559	7,473

e/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In the first six months ended June 30, 2012, Verizon represented 12% and AT&T 11% of our revenues (Verizon and AT&T represented respectively 12% and 10% of our revenues in 2011).

NOTE 6.    Revenues

(In millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011
Construction contract and other product & services revenues	6,615	7,314
License revenues	43	39
Rental income and other income(1)	93	120
Total	6,751	7,473

(1)	Of which € 46 million related to R&D tax credits (mainly in France) in the first six months of 2012 (€ 44 million in the first six months of 2011).

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NOTE 7.    Share-based payments (stock option plans)

Impact on income (loss) from operating activities of share-based payments resulting from stock options and restricted stock units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(In millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011(1)
Compensation expense for share-based payments	17	22
Presented in the income statement:
• cost of sales	2	4
• administrative and selling expenses	11	14
• research and development costs	4	4
• restructuring costs	-	-
Of which equity settled	12	15
Of which cash settled (2)	5	7

(1)	The six months ended June 30, 2011 column is re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	Includes phantom shares’ grants and French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

During the vesting period, estimated annual forfeiture rates of 5% for share-based payments are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Share-based payments cancelled after the vesting period and share-based payments not exercised do not result in correcting charges previously recognized.

Information (characteristics, fair values, assumptions and numbers) regarding all stock options and performance shares granted before December 31, 2011 are given in note 24d of the 2011 audited consolidated financial statements included in the 2011 20-F.

As of March 14, 2012, the Board of Directors granted 10,770,255 stock options that vest over four years and have an exercise price of €2.00 per share and 10,674,215 performance shares. Using a 60% expected volatility, a 1.50% risk free rate and a 0.8% distribution rate on future income, the fair value of one stock option is €0.82 and the fair value of one performance share is €1.41. Detailed characteristics regarding vesting and performance criteria are described in section 7.2 of the 2011 20-F.

46,596 options were exercised during the six-month period ended June 30, 2012 representing an amount of cash received of € 0.0 million.

NOTE 8.    Financial income (loss)

(In millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011(1)
Finance costs	(134)	(148)
Dividends	-	-
Impairment losses on financial assets	(14)	(1)
Net exchange gain (loss)	(2)	14
Financial component of pension and post-retirement benefit costs	272	187
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (1)	2	11
Other (2)	(224)	(25)
Other financial income (loss)	34	186
Total financial income (loss)	(100)	38

(1)	The six months ended June 30, 2011 column is re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	2011: mainly bank charges and costs related to the sale of receivables without recourse.

2012: of which € (26) million of loss in relation with the repurchase of Convertible bonds 2.875% Series B in the first quarter of 2012 and a loss of € (176.5) million (U.S.$ (229) million) related to the change of estimated future cash flows related to Lucent’s convertible debenture 2.875 % Series B in the second quarter of 2012 (see Notes 14 and 16a).

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NOTE 9.	Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for 2011 and the first six months ended June 30, 2012 are as follows:

❖

in the six-month period ended June 30, 2012: settlements of litigations related to businesses disposed of in prior periods, the Genesys business excluding Brazil before the disposal on February 1, 2012 and the Genesys business in Brazil from January 1, 2012 to the date of the disposal (June 1, 2012);

❖

in 2011: On October 19, 2011, Alcatel-Lucent announced that it had received a binding offer of U.S.$ 1.5 billion from a company owned by the Permira funds for the acquisition of its Genesys business. The closing of the deal was completed on February 1, 2012. The Genesys business is presented in discontinued operations in the consolidated income statements and statements of cash flows for all periods presented. Assets and liabilities related to this business as of December 31, 2011 are classified in “assets held for sale and assets included in disposal groups held for sale” and “liabilities related to disposal groups held for sale” in the statement of financial position.

(In millions of euros) Income statement of discontinued operations	Six months ended June 30, 2012	Six months ended June 30, 2011
Revenues	26	170
Cost of sales	(10)	(42)
Gross profit	16	128
Administrative and selling expenses	(14)	(70)
Research and development costs	(5)	(28)
Income (loss) from operations	(3)	30
Financial income (loss)	(1)	(2)
Income tax (expense) benefit	(20)	6
Income (loss) from discontinued operations before capital gain (loss)	(24)	34
Net capital gain (loss) on disposal of discontinued operations	-	-
Capital gain on disposal of Genesys net of related costs and taxes	673	-
Income (loss) from discontinued operations	649	34

(1)

Including as of December 31, 2011 U.S.$ 470 million (€338 million) of deferred tax assets recognized in relation with the disposal of Genesys in 2012. This deferred tax asset was reversed in 2012 with a corresponding negative impact of €363 million.

Other assets held for sale concern real estate property sales in progress at June 30, 2012 and Genesys assets and liabilities and real estate property sales in progress at December 31, 2011:

(In millions of euros) Statement of financial position	Six months ended June 30, 2012	December 31, 2011
Goodwill	-	67
Operating working capital	-	(12)
Cash	-	9
Other assets and liabilities	-	2
Total assets & liabilities of disposal groups held for sale	-	66
Assets of disposal groups held for sale	-	194
Liabilities related to disposal groups held for sale	-	(128)
Real estate properties and other assets held for sale	5	8
Other liabilities held for sale	(2)	-
Assets held for sale and assets included in disposal group held for sale	5	202
Liabilities related to disposal groups held for sale	(2)	(128)

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The cash flows of discontinued operations for the six months ended June 30, 2012 and June 30, 2011 are as follows:

(In millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011
Net income (loss)	649	34
Net cash provided (used) by operating activities (A)	(76)	58
Capital expenditures (B)	(1)	(8)
Free cash flow (A) + (B)	(77)	50
Net cash provided (used) by investing activities excluding capital expenditures (C)	1,125	-
Net cash provided (used) by financing activities (D)	1	(48)
Total (A) + (B) + (C) + (D)	1,049	2

NOTE 10. Income tax

Analysis of income tax (expense) benefit

(In millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011(1)
Current income tax (expense) benefit	(19)	(26)
Deferred taxes related to the purchase price allocation for the Lucent business combination (2)	134	54
Deferred taxes related to Lucent’s post-retirement benefit plans (3)	(58)	(57)
Other deferred income tax (expense) benefit, net (4)	56	58
Deferred income tax benefit (expense), net	132	55
Income tax benefit (expense)	113	29

(1)	Six months ended June 30, 2011 column is re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent.

(3)

Tax impact of the pension credit and changes in deferred tax assets and liabilities recognized on temporary differences related to pension and other post-employment benefits, other than those recognized directly in equity as prescribed by the option of IAS 19 that the Group applies (see Note 1j of the 2011 audited consolidated financial statements and Note 17).

(4)

The 2011 impacts are mainly due to the re-assessment of the recoverability of certain deferred tax assets mainly in connection with the 2011 impairment tests of goodwill performed in the second and fourth quarters of 2011. The six months ended June 30, 2012 impact is mainly related to the re-assessment of the recoverability of deferred tax assets in the U.S..

NOTE 11. Earnings per share

a/ Number of shares comprising the capital stock

Number of shares	Six months ended June 30, 2012	Six months ended June 30, 2011
Number of ordinary shares issued (share capital)	2,326,563,826	2,324,765,381
Treasury shares	(58,181,222)	(58,252,508)
Number of shares in circulation	2,268,382,604	2,266,512,873
Weighting effect of shares issued for stock options exercised	(578,084)	(3,633,297)
Weighting effect of treasury shares	(9,737)	42,550
Number of shares used for calculating basic earnings per share	2,267,794,783	2,262,922,126

b/ Earnings per share calculation

Basic earnings per share is computed using the number of shares issued, after deduction of the weighted average number of shares owned by consolidated subsidiaries and the weighting effect of shares issued during the year.

In accordance with IAS 33 revised (paragraph 23), the weighted average number of shares to be issued upon conversion of bonds redeemable for shares is included in the calculation of basic earnings per share.

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Diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by consolidated subsidiaries, but not share equivalents that do not have a dilutive effect. Net income (loss) is adjusted for after-tax interest expense relating to convertible bonds.

The dilutive effects of stock option and stock purchase plans are calculated using the “treasury stock method”, which provides that proceeds to be received from the exercise of options or purchase of stock are assumed to be used first to purchase shares at market price. The dilutive effects of convertible bonds are calculated on the assumption that the bonds and notes will be systematically redeemed for shares (the “if converted method”).

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

(In millions of euros) Net income (loss)	Six months ended June 30, 2012	Six months ended June 30, 2011
Net income (loss) attributable to the equity owners of the parent - basic	144	33
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	18	-
Net income (loss) - diluted	162	33

Number of shares	Six months ended June 30, 2012	Six months ended June 30, 2011
Weighted average number of shares - basic	2,267,794,783	2,262,922,126
Dilutive effects:
- Equity plans (stock options, RSU)	31,008,379	45,973,284
- Alcatel-Lucent’s convertible bonds (Oceane) issued on September 10, 2009	-	-
- 7.75 % convertible securities	-	-
- 2.875 % Series A convertible securities	52,501,482	-
- 2.875 % Series B convertible securities	422,910,119	-
Weighted average number of shares - diluted	2,774,214,763	2,308,895,410

Earnings (loss) per share, attributable to the owners of the parent (in euros)	Six months ended June 30, 2012	Six months ended June 30, 2011
Basic	0.06	0.01
Diluted	0.06	0.01
c/ Ordinary shares:
Ordinary shares owned by consolidated subsidiaries of the Group	Six months ended June 30, 2012	Six months ended June 30, 2011
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,190,959	58,209,958
Number of Alcatel-Lucent share equivalents	-	-
d/ Shares subject to future issuance:
	June 30, 2012	June 30, 2011
Number of stock options not exercised	171,069,173	185,894,922

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

	Six months ended June 30, 2012	Six months ended June 30, 2011
Equity plans (stock options, RSU)	-	-
Alcatel-Lucent’s convertible bonds (Oceane) issued on September 10, 2009	309,597,523	309,597,523
7.75 % convertible securities	37,557,287	37,557,287
2.875 % Series A convertible securities	-	19,806,247
2.875 % Series B convertible securities	-	183,631,269

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NOTE 12. Impairment test of goodwill

Six-month period ended June 30, 2012 selective additional impairment test of goodwill

As indicated in Note 2a, the annual impairment test of goodwill is from now on performed in November/December. We nevertheless performed an impairment test on the groups of Cash Generating Units (Note 1g of the 2011 audited consolidated financial statements included in the 2011 20-F) or Product Divisions (PD) for which we identified triggering events as defined in IAS 36 – Impairment of assets (i.e. Wireless, Optics, Managed & Outsourcing solutions and Networks built PDs). This selective additional impairment test did not result in any impairment loss.

In those groups of Cash Generating Units in which there is significant goodwill, the data and assumptions used for this selective additional impairment test were as follows:

(In millions of euros) 2012 selective additional test	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) – (B)	Discount rate	Valuation method
Optics division (3)	1,165	16	11%	Value in use (1)
Other CGU	3,292
TOTAL NET	4,457

(1)	As defined in Note 2a. Growth rate used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rate used for the residual values was +1.5%.

(2)	At the date of the selective impairment test (i.e. June 30, 2012).

(3)	Key assumptions taken to determine the recoverable value of this PD and sensitivity analysis of these assumptions are detailed in Note 2a.

2011 Annual impairment test of goodwill

The 2011 annual impairment test of goodwill (performed in May/June 2011) did not result in any impairment loss.

In those groups of Cash Generating Units in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

(In millions of euros) 2011 Annual test	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) – (B)	Discount rate	Valuation method
Optics division	1,143	362	10.0%	Fair value (1)
Maintenance division	1,531	758	10.0%	Value in use (1)
Other CGU	1,509			Discounted cash flows and other data (3)
TOTAL NET	4,183

(1)	As defined in Note 2a.

(2)	At the date of the annual impairment test (i.e. June 30, 2011).

(3)

Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between +1% and +2% depending on the Group’s CGU.

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NOTE 13. Operating working capital

(In millions of euros)	June 30, 2012	December 31, 2011
Inventories and work in progress, net	2 230	1,975
Trade receivables and other receivables, net	3 183	3,407
Advances and progress payments	61	66
Customers’ deposits and advances	(895)	(590)
Trade payables and other payables	(3,815)	(3,892)
Operating working capital, net	764	966

(In millions of euros)	December 31, 2011	Cash flow	Change in consolidated companies	Translation adjustments and other	June 30, 2012
Inventories and work in progress	2,430	263	5	12	2,710
Trade receivables and other receivables	3,530	(314)	31	61	3,308
Advances and progress payments	66	(5)	-	-	61
Customers’ deposits and advances	(590)	(244)	(8)	(53)	(895)
Trade payables and other payables	(3,892)	227	(40)	(110)	(3,815)
Operating working capital, gross	1,544	(73)	(12)	(90)	1,369
Cumulated valuation allowances	(578)	-	-	(27)	(605)
Operating working capital, net	966	(73)	(12)	(117)	764

Receivables sold without recourse

Balances

(In millions of euros)	June 30, 2012	December 31, 2011
Outstanding amounts of receivables sold without recourse (1)	846	952

(1)

Without recourse in case of payment default by the debtor. See accounting policies in note 1q of the 2011 audited consolidated financial statements. We have no material continuing involvement in the receivables sold without recourse which are derecognized in their entirety.

Changes in receivables sold without recourse

(In millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011
Impact on cash flows from operating activities	(106)	(113)

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NOTE 14. Compound financial instruments

Compound financial instruments (convertible bonds)

(In millions of euros)	Oceane 2015
	June 30, 2012	December 31, 2011
Statement of financial position
Equity component	119	139
Equity	119	139
Convertible bonds - due after one year	881	861
Convertible bonds - due within one year and interest paid and payable	25	26
Financial debt	906	887
Income statement
Finance costs relating to gross debt	(45)	(88)

(In millions of euros)	7.75 % Lucent		2.875 % Series A, Lucent		2.875 % Series B, Lucent
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
Statement of financial position
Equity component	72	76	24	24	24	259
Equity	72	76	24	24	24	259
Convertible bonds - due after one year	682	660	53	51	585	444
Convertible bonds - due within one year and interest paid and payable	2	3	-	-	1	1
Financial debt	684	663	53	51	586	445
Income statement
Finance costs relating to gross debt	(32)	(60)	(2)	(3)	(16)	(28)

Compound financial instruments issued by Lucent before the business combination

2.875% Series A and B Convertible Debentures

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount outstanding as at June 30, 2012	$ 94,969,668	$ 765,000,000
Conversion ratio	59.7015	65.1465
Conversion price	$ 16.75	$ 15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

During the first six-month period ended June 30, 2012, we repurchased Lucent’s 2.875% Series B convertible bonds for a nominal value of U.S.$ 115.5 million (see Note 16-a).

As explained in Note 2d, we re-assessed during our second quarter of 2012 closing the reliability of the future estimated cash flows related to Lucent’s 2.875 % Series B convertible debenture, and, based upon the remaining period until the next optional redemption date (i.e. June 15, 2013), the current and recent share price and other market data, we considered as a reliable estimate that bond holders will ask for redemption during the optional redemption period. It was therefore decided to change the estimated future cash flows associated to this convertible debenture and to amend the accounting presentation in accordance with IAS 39 requirements. This change in estimates represented an “other financial loss” of US$ (229) million (€ (176.5) million, see Note 8) and a corresponding increase in the carrying value of this financial debt compared to December 31, 2011.

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7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

During fiscal year 2002, Lucent Technologies Capital Trust I (the “Trust”) sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of U.S.$1.75 billion. The Trust used the proceeds to purchase Lucent Technologies Inc. 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) owns all of the common securities of the Trust and as a result consolidates the Trust.

Conversion ratio	40.3306
Conversion price	$ 24.80

Redemption period at Alcatel-Lucent USA Inc.’s option	After March 19, 2007
Maturity date	March 15, 2017

NOTE 15. Provisions

a/ Balance at closing

	(In millions of euros)	June 30, 2012	December 31, 2011
	Provisions for product sales	521	537
	Provisions for restructuring	284	294
	Provisions for litigation	156	180
	Other provisions	518	568
	Total (1)	1,479	1,579
(1) Of which:	portion expected to be used within one year	1,002	1,065
	portion expected to be used after one year	477	514

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b/ Change during the six-month period ended June 30, 2012

(In millions of euros)	December 31, 2011	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	June 30, 2012
Provisions for product sales	537	262	(178)	(106)	-	6	521
Provisions for restructuring	294	187	(162)	(10)	-	(25)	284
Provisions for litigation	180	13	(31)	(3)	-	(3)	156
Other provisions	568	41	(24)	(54)	-	(13)	518
Total	1,579	503	(395)	(173)	-	(35)	1,479
Effect on the income statement:
- Income (loss) from operating activities before restructuring costs, litigations, capital gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments		(299)		136			(163)
- Restructuring costs		(184)		10			(174)
- Litigations (1)		(2)		1			(1)
- Post-retirement benefit plan amendments		-		-			-
- Other financial income (loss)		(5)		4			(1)
- Income taxes		(11)		21			10
- Income (loss) from discontinued operations		(2)		1			(1)
Total		(503)		173			(330)

(1)	See Note 15c.

At period-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. Neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome for certain of these disputes can be estimated at present and therefore nothing was reserved as of June 30, 2012.

c/ Analysis of litigation provisions

(In millions of euros)	December 31, 2011	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	June 30, 2012
FCPA litigation	51	2	(20)	-	-	-	33
Fox River litigation	17	-	-	(1)	-	-	16
Madrid building litigation	12	-	-	-	-	-	12
Sub-total – material litigations (1)	80	2	(20)	(1)	-	-	61
Other provisions	100	11	(11)	(2)	-	(3)	95
Total	180	13	(31)	(3)	-	(3)	156
(In millions of euros)	2011						Six months ended June 30, 2012
Effect on the income statement of material litigations:
- Change in the provisions	2	(2)		1			(1)
- FX hedging on FCPA litigation	2						2
Total	4						1

(1)

Related to material litigations as defined in note 1n of the 2011 audited consolidated financial statements: the FCPA litigation disclosed in note 35b of the 2011 audited consolidated financial statements, the Fox River litigation disclosed in note 32 (Lucent’s separation agreements) of the 2011 audited consolidated financial statements and the Madrid building litigation disclosed in note 34e of the 2010 audited consolidated financial statements.

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d/ Analysis of restructuring provisions

(In millions of euros)	June 30, 2012	December 31, 2011
Opening balance	294	413
Utilization during period (restructuring cash outlays)	(162)	(345)
Restructuring costs (social costs and other monetary costs)	174	202
Reversal of discounting impact (financial loss)	3	5
Effect of acquisition (disposal) of consolidated subsidiaries	-	-
Cumulative translation adjustments and other changes	(25)	19
Closing balance	284	294

e/ Restructuring costs

(In millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011
Social costs - Restructuring reserves	(100)	(37)
Other monetary costs - Restructuring reserves	(35)	(8)
Other monetary costs - Payables	(39)	(32)
Valuation allowances or write-offs of assets	(8)	(4)
Total restructuring costs	(182)	(81)

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NOTE 16. Financial debt

(In millions of euros)	June 30, 2012	December 31, 2011
Marketable securities – short term, net	2,110	939
Cash and cash equivalents	2,899	3,534
Cash, cash equivalents and marketable securities	5,009	4,473
(Convertible and other bonds – long-term portion)	(3,789)	(4,152)
(Other long-term debt)	(211)	(138)
(Current portion of long-term debt and short-term debt)	(856)	(329)
(Financial debt, gross)	(4,856)	(4,619)
Derivative interest rate instruments – other current and non-current assets	31	36
Derivative interest rate instruments – other current and non-current liabilities	-	-
Loan to joint venturer – financial asset (loan to co-venturer)	10	18
Cash (financial debt), net before FX derivatives	194	(92)
Derivative FX instruments on financial debt – other current and non-current assets(1)	51	57
Derivative FX instruments on financial debt – other current and non current liabilities(1)	(9)	(5)
Cash (financial debt), net	236	(40)
Cash (financial debt), net – assets held for sale	-	9
Cash (financial debt), net – including discontinued activities	236	(31)

(1)	Foreign exchange (FX) derivatives are FX swaps (primarily U.S.$ /€) related to intercompany loans.

a/ Bonds

Balances at December 31, 2011 and at June 30, 2012:

(In millions of euros)	December 31, 2011	Currency translation impact	Other changes during the first six months of 2012	June 30, 2012
Issued by Alcatel-Lucent:
- Oceane 5.00% - € 1,000 m (4) due January 2015 (2)	1,000			1,000
- 6.375% - € 462 m (4) due April 2014 (1)	462			462
- Floating rate € 50 m (4) due 2012 extendable to 2016 (5)	100		(100)	-
- Senior Notes 8.50% - € 500 m (4) due January 2016	500			500
Issued by Lucent:
- 7.75% - US$ 931 m (4) due March 2017 (2)	747	21		768
- 2.875% - US$ 95 m (4) Series A due June 2023 (2) (3)	75	2		77
- 2.875% - US$ 765 m (4) Series B due June 2025 (2) (3) (6)	710	17	(92)	635
- 6.50% - US$ 300 m (4) due January 2028	209	6		215
- 6.45% - US$ 1,360 m (4) due March 2029	946	26		972
Sub-total	4,749	72	(192)	4,629
Equity component and issuing fees of Oceane 2015 issued by Alcatel-Lucent	(139)		20	(119)
Equity component of Lucent’s 2.875% Series A convertible debentures	(24)	(1)	1	(24)
Equity component of Lucent’s 2.875% Series B convertible debentures (6)	(259)	2	233	(24)
Equity component of other convertible bonds issued by Lucent	(76)	(2)	5	(73)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	-	(1)	(14)	(15)
Carrying amount of bonds	4,251	70	53	4,374

(1)	Benefit from a full and unconditional subordinated guaranty from Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.).

(2)	See Note 14 for details on redemption options.

(3)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent.

(4)	Face amounts outstanding as at June 30, 2012.

(5)

The maturity date of the notes was May 2012 (those notes initially matured in May 2011 and were extended until 2012). Alcatel-Lucent did not exercise the option to extend the maturity date of those notes.

(6)

Due to the change of estimated cash flows related to the 2.875 % US$ 765 million Series B debenture, the carrying value of this bond was increased for an amount of US$ 229 million with a corresponding “other financial loss” as disclosed in Note 8. Refer to additional comments in Notes 2d and 14.

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Changes during the six-month period ended June 30, 2012:

❖	Extension or redemption:

The remainder of the bonds initially issued in July and October 2010, (i.e. bonds due in February 2012 and May 2012 for a nominal amount of € 50 million each) were not extended further by Alcatel-Lucent and were redeemed.

❖	Repurchases (redemption before maturity date):

In the first six months of 2012, US$ 115.5 million in nominal value of the Lucent 2.875% Series B convertible debentures were bought back for US$ 110 million in cash, excluding accrued interest, and then cancelled.

Nominal value repurchased: Lucent convertible bond 2.875% Series B: US$ 115,500,000

The consideration paid in connection with an early redemption of a convertible bond is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in shareholders’ equity.

A loss of € (26) million related to these repurchases was recorded in “other financial income (loss)” in the first six months of 2012 (see Note 8).

Changes in 2011:

❖	Extension or redemption:

In October 2010 and July 2010, Alcatel-Lucent issued a series of notes for an aggregate € 200 million in notional value. The maturity dates of the bonds due in February 2011 for a nominal amount of € 25 million and for bonds due in May 2011 for a nominal amount of € 50 million were extended until February 2012 for a nominal amount of € 25 million and until May 2012 for a nominal amount of € 50 million. The bonds due in August and November 2011 for a nominal amount of € 100 million were not extended and were redeemed. After the extensions and after the repayments, the new maturity dates were February 2012 for a nominal amount of € 50 million and May 2012 for a nominal amount of € 50 million. These notes are reported for € 100 million in the short-term debt line item in the analysis by maturity (see Note 16b).

❖	Repayment:

Alcatel-Lucent’s Oceane 4.75% EUR bond due January 2011 was repaid in January 2011 for a nominal value of € 818 million.

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b/ Analysis by maturity date and type of rate

(In millions of euros)	June 30, 2012	December 31, 2011
Current portion of long-term debt (1)	586	-
Short-term debt (2)	270	329
Financial debt due within one year	856	329
Of which: - within 3 months	110	204
- between 3 and 6 months	20	90
- between 6 and 9 months	115	18
- over 9 months	611	17
from July 1, 2012 to December 31, 2012
from July 1, 2013 to December 31, 2013	8
2013		458
2014	585	585
2015	1,027	926
2016	492	490
2017 and thereafter	1,888	1,831
Financial debt due after one year (3)	4,000	4,290
Total	4,856	4,619

(1)	Of which € 586 million related to the 2.875 % series B convertible debenture, due to the existence of a put option exercisable as of June 15, 2013.

(2)

Amount as of December 31, 2011 includes the Alcatel-Lucent floating rate series of notes, issued in July 2010 and October 2010 for an aggregate nominal value of € 100 million, due 2012 but extendable annually until 2016 or up to 2016. Amount as of June 30, 2011 includes an aggregate nominal value of € 200 million related to the Alcatel-Lucent floating rate series of notes, issued in July 2010 and October 2010, due 2011 and February 2012 but extendable annually until 2016 or up to 2016 for € 196 million.

(3)

The convertible securities may be retired earlier based on early redemption or buy back options (see Note 14). In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss (see Note 8).

Breakdown of the debt by type of rate

Financial debt at fixed rate after hedging is approximately 90% of the total gross debt as of June 30, 2012 compared to 87% at the end of 2011.

c/ Receivables transferred that are not derecognized in their entirety

Receivables related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) were sold to banks but not derecognized from the statement of financial position as we are substantially keeping all risks and rewards related to those receivables, due to the ability of the buyer to retroactively cancel the sale in certain circumstances and to the existence of a selling price adjustment if the receivable is redeemed before or after its contractual maturity (i.e. three years). It represented an amount of €163 million as of June 30, 2012 (€ 83 million as of December 31, 2011 and € 82 million as of June 30, 2011) included in our financial debt (other financial debt).

d/ Credit rating

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex Lucent)

At July 25, 2012, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B2	B3	Not Prime	Stable	May 08, 2012	May 08, 2012
Standard & Poor’s	B	B	B	Stable	November 9, 2009	April 12, 2011

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At July 25, 2012, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Caa1 (1)	n.a	Stable	May 08, 2012	May 08, 2012
Standard & Poor’s	B (2)	n.a	Stable	November 9, 2009	April 12, 2011

(1)	Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. bonds and Lucent Technologies Capital Trust I trust preferred securities that are not guaranteed by Alcatel-Lucent.

(2)	Except for the Lucent Technologies Capital Trust I trust preferred securities that are rated CCC.

Moody’s: On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the two convertibles bonds of Alcatel-Lucent USA Inc., which are guaranteed on a subordinated basis by Alcatel-Lucent, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family Rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. which are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust Inc. that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

On November 10, 2011, Moody’s affirmed the Corporate Family Rating of Alcatel-Lucent at B1 and changed the outlook to Negative from Stable. Concurrently, Moody’s downgraded the ratings of the senior debt of Alcatel-Lucent and Alcatel-Lucent USA Inc. to B2 from B1. The ratings for the trust preferred securities of Lucent Technologies Capital Trust I were affirmed at B3.

On May 18, 2011, Moody’s changed the outlook of its Corporate Family Rating of Alcatel-Lucent as well as of its ratings of Alcatel-Lucent USA Inc. and of the Lucent Technologies Capital Trust I, from Stable to Negative. The B1 Long Term rating was affirmed.

On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred securities of Lucent Technologies Capital Trust I were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook of the ratings was maintained.

Moody’s Corporate Family rating on Alcatel-Lucent USA Inc.’s debt was withdrawn on February 18, 2009, except the Lucent Technologies Capital Trust I’s trust preferred notes and bonds continued to be rated.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk”. Alcatel-Lucent USA Inc. bonds’ Caa1 rating is in the Caa category, which also includes Caa2 and Caa3 ratings. Moody’s gives the following definition of its Caa category: “Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk”.

Standard & Poor’s: On April 12, 2011, Standard & Poor’s revised its outlook on Alcatel-Lucent and on Alcatel-Lucent USA, Inc. from Negative to Stable. The B ratings were affirmed.

On November 9, 2009, Standard & Poor’s lowered to B from B+ its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc. The B short-term credit rating of Alcatel-Lucent was affirmed. The rating on the trust preferred securities of Lucent Technologies Capital Trust I was lowered from CCC+ to CCC. The negative outlook of the ratings was maintained.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC rating for the trust preferred securities of Lucent Technologies Capital Trust I is in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

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Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at June 30, 2012

Given its current short-term ratings and the lack of liquidity of the French commercial paper/“billets de trésorerie” market, Alcatel-Lucent has decided not to participate in this market for the time being.

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

e/ Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a € 1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, € 837 million of availability under the facility was extended until April 5, 2013. Therefore, since April 5, 2012, € 837 million is the amount that is available under this credit facility. While we continue to engage in discussions with banks regarding a future revolving credit facility, we do not currently have an expected closing timeline.

The availability of this syndicated credit facility is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance is tested quarterly when we release our consolidated financial statements. Since the € 1.4 billion facility was established, Alcatel-Lucent has complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at July 25, 2012, the date of approval by Alcatel-Lucent’s Board of Directors of the financial statements for the six-month period ended June 30, 2012.

NOTE 17. Pensions, retirement indemnities and other post-retirement benefits

Alcatel-Lucent has elected to apply the option offered by the amendment of IAS 19 (see note 1j of the 2011 audited consolidated financial statements) which allows for immediate recognition in the statement of comprehensive income of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits.

98% of Alcatel-Lucent's total benefit obligations and 96% of Alcatel-Lucent's plan asset fair values were re-measured as of June 30, 2012. Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom, the Netherlands and Belgium) have been re-measured. The impact of not re-measuring other pension and post-retirement obligations is considered not material.

For Alcatel-Lucent’s pension and post-retirement obligations in the United States, the impacts considered were decreases in interest rates and differences between actual and expected plan asset performance and benefit payments. Actuarial gains of € 523 million (of which € 526 million related to pensions and € (3) million related to post-retirement benefits) resulted from higher actual plan asset returns than expected and actuarial losses of € (1,000) million (of which € (930) million related to pensions and € (70) million related to post-retirement benefits) resulted from an increase of plan obligations mainly due to discount rate decreases.

For Alcatel-Lucent’s main pension plans outside of the U.S., the impacts were estimated based on a sensitivity analysis that considered changes in interest rates and differences between actual and expected plan asset performance. Actuarial gains of € 31 million resulted from higher actual plan asset returns than expected and actuarial losses of € (224) million were related to an increase of plan obligations due to discount rate updates. The impacts from all other pension and post-retirement plans were not significant.

Discount rates used to measure Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. as of June 30, 2012 have been updated and are as follows:

Discount rate	June 30, 2012	June 30, 2011	December 31, 2011
US - Pension	3.50%	4.91%	3.91%
US - Post-retirement health care and other	3.07%	4.31%	3.54%
US - Post-retirement life	3.75%	5.22%	4.11%
Euro – Pension	3.25%	4.75%	3.75%
UK - Pension	4.25%	5.50%	4.50%

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The change in the unrecognized surplus of plan assets (asset ceiling) and in the IFRIC14 effect during the six-month period ended June 30, 2012 was € (130) million and related only to pensions (€ (298) million at June 30, 2011).

Change in pension and post-retirement net asset (liability) recognized:

(In millions of euros)	June 30, 2012			June 30, 2011			December 31, 2011
	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	50	(2,991)	(2,941)	454	(2,798)	(2,344)	454	(2,798)	(2,344)
Operational charge	(36)	(2)	(38)	(28)	(1)	(29)	(60)	(3)	(63)
Financial income (1)	322	(50)	272	246	(59)	187	530	(113)	417
Curtailment (2)	-	-	-	-	-	-	8	-	8
Management pension and non-represented healthcare plan amendment (3)	-	30	30	67	-	67	67	-	67
Total recognized in profits (losses)	286	(22)	264	285	(60)	225	545	(116)	429
Actuarial gains and (losses) for the period	(597)	(73)	(670)	173	78	251	(1,623)	(237)	(1,860)
Asset ceiling limitation and IFRIC14 effect	(130)	-	(130)	(298)	-	(298)	727	-	727
Total recognized in Statement of comprehensive income (4)	(727)	(73)	(800)	(125)	78	(47)	(896)	(237)	(1,133)
Contributions and benefits paid	90	7	97	89	7	96	179	7	186
420 transfer	-	-	-	-	-	-	(252)	252	-
Change in consolidated companies	-	-	-	-	-	-	3	-	3
Other (reclassifications and exchange rate changes)	12	(86)	(74)	(78)	210	132	17	(99)	(82)
Net asset (liability) recognized at the end of the period	(289)	(3,165)	(3,454)	625	(2,563)	(1,938)	50	(2,991)	(2,941)
Of which:
- Prepaid pension costs	2,798	-	2,798	2,575	-	2,575	2,765	-	2,765
- Pension, retirement indemnities and post-retirement benefits liability	(3,087)	(3,165)	(6,252)	(1,950)	(2,563)	(4,513)	(2,715)	(2,991)	(5,706)

(1)	This income is mainly due to the expected return on plan assets (refer to Note 8).

(2)	Accounted for in restructuring costs.

(3)	Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement.

(4)

The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from the ones disclosed in the Statement of Comprehensive Income on page 4, due to the amounts related to discontinued activities, which are excluded in the above table.

Funded status

(In millions of euros)	June 30, 2012	June 30, 2011	December 31, 2011
Benefit obligation	(32,307)	(25,821)	(30,843)
Fair value of plan assets	30,130	25,870	29,013
Funded status	(2,177)	49	(1,830)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,277)	(1,987)	(1,111)
Net amount recognized	(3,454)	(1,938)	(2,941)

2011 U.S. management pension plan amendment

Starting April 1, 2011, about 3,000 current active employees of the Management Pension Plan can opt to receive a lump sum when they retire. One of our actuarial assumptions is that, on average, future lump-sum amounts will be determined using a 6% conversion discount rate. Because the current IAS 19 discount rate is lower, that difference results in a one-time credit of U.S.$ 94 million. This impact is accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

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2012 U.S. representative healthcare plan amendment

Alcatel-Lucent's 2004 U.S. collective bargaining agreement provides for retiree healthcare benefits, among other items, for formerly represented retirees. The collective bargaining agreement will expire on May 25, 2013. In April 2012, Alcatel-Lucent and its unions agreed to a seven-month extension of retiree healthcare benefits until December 31, 2013 including a reduction of U.S.$40 million in 2013 of the Group’s obligation for retirees who are subject to annual dollar caps. This reduction in an existing obligation was accounted for in the “Post-retirement benefit plan amendments” line item of the income statement during the second quarter of 2012 for an amount of U.S.$ 38 million.

U.S. qualified pension plan funding requirements

From the regulatory perspective – which determines pension funding requirements – the Moving Ahead for Progress in the 21st Century Act, enacted on July 6th 2012, will stabilize the interest rates used to determine US pension plan funding by establishing “corridors” around a 25-year average rate, increasing the interest rates to be used for funding valuations. According to a preliminary assessment of the company’s US plans, the new legislation would suggest that no funding contribution should be required through at least 2016.

NOTE 18. Notes to consolidated statements of cash flows

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011
Net income (loss) attributable to the equity owners of the parent	144	33
Non-controlling interests	(7)	20
Adjustments:
- Depreciation and amortization of tangible and intangible assets	456	453
Of which impact of capitalized development costs	142	126
- Post-retirement benefit plan amendment	(30)	(67)
- Changes in pension and other post-retirement benefit obligations, net	(331)	(254)
- Provisions, other impairment losses and fair value changes	49	(132)
- Repurchase and change in estimates of bonds	202	-
- Net (gain) loss on disposal of assets	(6)	(16)
- Share in net income (losses) of equity affiliates (net of dividends received)	-	(1)
- (Income) loss from discontinued operations	(649)	(35)
- Finance costs and interests on tax litigations	133	142
- Share-based payments	12	15
- Taxes	(113)	(28)
Sub-total of adjustments	(277)	77
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(140)	130

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b/ Free cash flow

(In millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	(140)	130
Change in operating working capital (1)	73	(215)
Other current assets and liabilities(2)	(208)	(92)
Net cash provided (used) by operating activities before interest and taxes	(275)	(177)
Of which
- restructuring cash outlays	(162)	(162)
- contribution and benefits paid on pensions and OPEB	(97)	(96)
Interest received/(paid)	(109)	(136)
Taxes received/(paid)	(37)	(49)
Net cash provided (used) by operating activities	(421)	(362)
Capital expenditures	(253)	(258)
Free cash flow	(674)	(620)

(1)	Including amounts received from discounted receivables (refer to Note 13).

(2)	Including amounts received from the sale of French R&D tax credits (“credits d’impôt recherche”) disclosed in Note 16c.

c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011
Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities	-	-
Cash and cash equivalents of newly consolidated entities	4	-
Total – net impact on cash flows of obtaining control	4	-
Losing control of consolidated entities
Cash proceeds from disposal of formerly consolidated entities	-	3
Cash and cash equivalents of formerly consolidated entities	-	-
Total – net impact on cash flows of losing control	-	3

NOTE 19. Contractual obligations and off balance sheet commitments

a/ Contractual obligations

No major change to be indicated since December 31, 2011.

b/ Off balance sheet commitments

No major change to be indicated since December 31, 2011.

NOTE 20. Contingencies

With regards to the Costa Rican Action disclosed in note 35 of our 2011 audited consolidated financial statements, the only development to note since the start of 2012 is that ICE on May 3, 2012 filed before the Tribunal Contencioso Administrativo y Civil de Hacienda of Costa Rica a new claim against a number of Alcatel-Lucent legal entities with regards to the corruption matter that was investigated by and settled with the Costa Rican and United States authorities. The ICE claim totals 14 million euros. No reserves have been booked as it is Alcatel-Lucent's position that this matter has been fully settled with the Costa Rican Prosecution Office in 2010.

There was no other significant event during the first six months of 2012 regarding the litigation matters disclosed in note 35 of our 2011 audited consolidated financial statements, and no significant new litigation has been commenced since December 31, 2011.

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NOTE 21. Events after the statement of financial position date

There were no events that should be disclosed or adjusted that occurred between June 30, 2012, the date of the statement of financial position, and July 25, 2012, the date when the Board of Directors authorized the unaudited interim condensed consolidated financial statements for issue, except for two non adjusting events related to regulations changes regarding the use of Section 420 Transfer for U.S. pensions plans (see Note 2c – last paragraph of section “Asset ceiling”) and the U.S pension funding requirements (see Note 17 – section “U.S. qualified pension plan funding requirements”).

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Investor Relations

Alcatel-Lucent

3, avenue Octave Gréard

75007 Paris

France

Tel + 33 1 40 76 10 10

www.alcatel-lucent.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2012

By:	/s/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer

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